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Follow-Up Materials

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REGISTRANT'S NAME Sandvik AB

*CURRENT ADDRESS

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APR 24 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1463 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

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DATE : 4/21/03

Sandvik

Annual Report 2002

COVER

The cover illustration shows three representatives of the global engineering group Sandvik, from bottom left:

Pulkit Datta, 24, B.E. Mechanical Engineering, Sandvik Tooling, Pune, India. Productivity Improvement Engineer, Sandvik Coromant, Sandvik Asia, serving Indian customers in the automotive and engineering industries. Employed since 2000.

Dan Allan, 39, B.A. Commerce, Sandvik Mining and Construction, Burlington, Ontario, Canada. Division Manager, Sandvik Tamrock global parts and service operations. Employed since 1988.

Blanca Garriga, 30, M.Sc. Materials Engineering Sandvik Materials Technology, Barcelona, Spain. Quality Assurance Manager, Wire Product Area, Sandvik in Spain. Employed since 1996.

Sandvik
Annual Report 2002

Sandvik Aktiebolag; (publ) Corporate Registration Number 556000-3468

CONTENTS

Highlights of 2002 2
Letter from the President and CEO 4
The Sandvik share 6
Sandvik shows the way 8
Sandvik targets objectives 10
Sandvik grows profitably. 12
Sandvik strengthens its corporate culture . . 14
Sandvik creates customer benefits 16
Business Areas 18
Sandvik Tooling 20
Sandvik Mining and Construction 24
Sandvik Materials Technology. 28
Report of the Directors 32
Financial risk management 39
Consolidated income statement. 41
Consolidated balance sheet 42
Consolidated cash-flow statement 44
Parent company financial statements. 45
Accounting principles 49
Notes to the accounts 51
Proposed appropriation of profits 63
Auditors' Report 63
Directors and Auditors 64
Group Executive Management,
Group Staffs 66
Annual General Meeting,
Payment of dividend 67
Key figures. 68

Highlights of 2002

- Favorable development despite weak business climate
- Positive effects of program of change
- Strategic company acquisitions
- Record high cash flow
- Proposal for increased dividend

	2002	2001
Order intake, SEK M	50 230	47 900
Invoiced sales, SEK M	48 700	48 900
of which, outside Sweden, %	95	95
Profit after financial income and expenses, SEK M	5 063	5 606
Return on capital employed, %	15.4	17.4
Return on shareholders' equity, %	14.9	15.5
Earnings per share, SEK	13.70	14.40
Dividend per share, SEK	10.00*	9.50
Number of employees, 31 Dec.	37 388	34 848

* Proposed



Sandvik's sales successes continued in Asia.

The
Power of
Sandvik

Sandvik introduced The Power of Sandvik – the basic business concept, principles and guidelines for all Sandvik employees.



The Sandvik Specialty Steels business area changed name to Sandvik Materials Technology to highlight its role as a high-technology partner in the materials technology field.



Sandvik Materials Technology develops advanced materials and complete solutions in close cooperation with customers.



The focus on tools, spare parts and service is an important element in the Sandvik Mining and Construction business area's strategy.



Sandvik Coromant's Wiper technology within the area of turning inserts was awarded the Haglund Medal during 2002.

Valenite®

Sandvik acquired the North American company Valenite, which produces cemented-carbide tools.

Productivity, growth and return

The year 2002 was characterized by a weak global business climate. For the Sandvik Group, it was another year with satisfactory earnings despite the sluggish world economy. The business areas strengthened their market positions. Continued measures were implemented to improve the Group's structure and productivity. Several strategic company acquisitions were made. The name Sandvik Specialty Steels was changed to Sandvik Materials Technology to emphasize the business area's focus on high-value-added products. The Group has a strong financial position and good potential for continued profitable growth.

"My goal is to continue to work in accordance with the established strategy and the financial objectives that were presented in 2000."

At the Annual General Meeting in May 2002, I was appointed President and CEO. My goal is to continue to work in accordance with the established strategy and the financial objectives that were presented in 2000. The three business areas have good potential to continue to increase their market shares, expand through acquisitions and further increase their profitability.

ACQUISITIONS STRENGTHEN COMPETITIVENESS

Three important acquisitions were made during 2002. The Sandvik Tooling business area acquired Walter and Valenite. Both companies have strong brands and are leading suppliers of advanced tooling solutions. The business area is now also a leader on the North American market. At the end of the year, Sandvik Mining and Construction acquired Mazda Earth Technologies in Japan. The company manufactures machinery and equipment for mining and construction industries in Japan. As a result of the acquisition, the business area has become one of the leading players in the Japanese market.

INTENSIFIED PROGRAM OF CHANGE

The Group's work with structural and productivity improvements is continuing. During 2002, the operations of Sandvik Tooling were streamlined, resulting in fewer units in Europe and North America, and, in parallel, efforts were initiated to integrate the operations of companies acquired during the year. Sandvik Mining and Construction continued to increase its production efficiency, concentrate its production units and develop regional logistics centers. The ongoing process of change within Sandvik Materials Technology proceeded according to plan and decisions were made during the year to implement additional measures.

THE CUSTOMER'S PRODUCTIVITY PARTNER

Sandvik's business concept is to actively contribute to improvements in the customer's productivity and profitability. The products and services we offer shall provide maximal customer values in the form of performance, quality and cost efficiency. Several driving forces influence the possibility to create added value for customers. The total production cost, and not the cost of individual products, is decisive in the selection of supplier by a growing number of customers. For us, technological and commercial leadership are a basic requirement for customer value and profitable growth. Our competitiveness is based primarily on:

- A global sales organization with local presence and direct contact with customers, providing knowledge based on customer needs. This approach enables us to create unique solutions in close cooperation with our R&D organization.
- Market-oriented R&D activities controlled by customer requirements with broad and comprehensive skills in different applications and material areas and processes. We offer solutions based on leading state-of-the-art technologies, both in terms of products and service, technical support and training.
- Production technology and development of proprietary manufacturing processes to ensure quality, cost efficiency, flexibility and high service standards.

AGGRESSIVE OBJECTIVES

Our financial objectives remain unchanged and are based on the opportunities that exist for the Group to continue to develop. Organic growth over a business cycle should amount to 6%, or twice as much as underlying market growth. Growth shall also be achieved through acquisitions. Return on capital employed should amount to 20% and the debt/equity ratio should gradually increase. The objectives are fully established within the Group. They are based on a continuous dialogue and comprise a part of our remunerations system.

VALUE FOR SHAREHOLDERS

The objective is that dividends should amount to at least 50% of earnings per share, and total return should exceed average return for our industry. The Sandvik share should be an attractive and secure investment. Sandvik's high dividend pay-out ratio is based on a strong cash flow and a solid financial position. The proposed dividend for 2002 provides a high yield and is a key component in Sandvik's ambition to generate value for the shareholders.

INCREASED CAPITAL EFFICIENCY

Combined with our ambitious goal for organic growth, we have a number of priority areas. Increased capital efficiency is one of them. Lower levels of capital tied-up in inventories, accounts receivable and fixed assets will generate positive effects on return and contribute to continued profitable growth. Shorter lead-times in our production processes, more efficient purchasing routines and rationalization of the product range are a few examples that will result in a more effective balance sheet, better customer service, higher quality, increased productivity and lower costs.

INTEGRATION OF ACQUIRED COMPANIES

The integration of companies acquired during recent years is another priority area. Sandvik will provide the acquired companies with skills and expertise in areas such as production and logistics, raw material supplies and R&D. The acquired companies also complement Sandvik's products, marketing channels and competence.

THE POWER OF SANDVIK

Sandvik is a leading global group with 37,000 employees in 130 countries. Growth is achieved primarily in markets outside Europe. More than 35 companies have been acquired over the past 10 years. During the year, we updated our vision, mission, objectives, values and policies. They are presented in the document "The Power of Sandvik" and are described in greater detail on page 8. The financial objectives have been complemented with Group objectives for environmental work and social issues.



COMPETENCE DEVELOPMENT

Our ability to recruit, retain and develop the most highly qualified personnel is critical for the achievement of our goals. Sandvik is an attractive employer that considers personnel recruitment and skills development as priority areas. All employees are offered opportunities to develop, regardless of geographic location or organizational affiliation. Our initiative at the Göransson upper secondary school is intended to offer a qualified technical education and attract young men and women to the field of technology.

A STIMULATING CHALLENGE

Sandvik is well positioned, with good potential for profitable growth. Openness, a businesslike attitude and goal-orientation, combined with long-term horizons and a responsiveness to change, characterize our corporate culture. This is a condition for us to generate added value for our customers and to be considered an attractive employer and, in turn, to generate a favorable return for our shareholders – both short and long term.

Sandviken, February 2003



Lars Pettersson
President and CEO

"Combined with our ambitious goal for organic growth, we have a number of priority areas. Increased capital efficiency is one of them."

The Sandvik **share**

SHARE PRICE DEVELOPMENT

The price of the Sandvik share at year-end 2002 was SEK 194.50 and the total market capitalization was SEK 50 billion (SEK 58 billion in 2001). In terms of value, the Group was the 11th (12th) largest company on Stockholmsbörsen (Stockholm Exchange). Sandvik's market value declined 13% during 2002 (decline of 1% in 2001). An important comparative index for the engineering industry is the MSCI Europe Machinery Index, which declined 26% during 2002. The General Index on the Stockholm Exchange fell 37%.

During the most recent ten-year period, the Sandvik share price, including reinvested dividend, rose an average of 12% annually. The comparable increase for the General Index on Stockholmsbörsen was 11%.

The Sandvik share ranked 12th (11th) among the most actively traded shares on the Stockholm Exchange in 2002. A total of 309 million shares were traded. The turnover was 120% (120), compared with 122% (134) for the entire Stockholm Exchange.

Sandvik has been listed on the Stockholm Exchange since 1901. The total number of shares at the end of 2002 was 258,709,350, including repurchased shares. The number of shareholders rose during the year to approximately 59,000. The Sandvik share is also traded in London and, since November 2002, in Helsinki. Sandvik shares are traded in the US in the form of ADRs (American Depositary Receipts), under the symbol "SAVKY." The number of ADRs outstanding at the end of 2002 was 717,838.

DIVIDEND POLICY

The principal financial objective of the Sandvik Group is to create attractive capital return and value growth for those who invest in the Sandvik share. The goal is that the dividend and value growth shall exceed the engineering industry's average and that shareholders shall receive a dividend of at least 50% of earnings per share.

Earnings per share amounted to SEK 13.70 in 2002. Earnings growth over the past 10-year period has averaged 13% annually. With the proposed dividend in 2002 (SEK 10.00 per share), the increase in dividends has averaged 18% annually over the past 10 years. The dividend comprises 73% of earnings per share in 2002, and the average payout ratio during the past five years amounts to 67%.

SHAREHOLDERS

The ten largest shareholders hold about 39% of the total number of shares. In 2002, 37% (34) of all shares were owned by foreign shareholders, a figure that has more than doubled since 1996. The ten largest shareholders in Sandvik at year-end 2002 were:

Ownership group	Holding (%)
AB Industrivärden	8.1
JP Morgan Chase Bank*	6.7
SHB Investment Funds	4.1
SHB Pension Foundation	3.5
AMF Pension Insurance AB	3.5
Robur	3.5
State Street Bank and Trust Co*	3.2
Alecta (formerly SPP)	2.8
AFA Sjukförsäkrings AB	1.6
Deutsche Bank Trust Co Americas*	1.5

* nominee-registered shares

AVERAGE DAILY NUMBER OF SANDVIK SHARES TRADED ON STOCKHOLMSBÖRSEN (thousands)


98
99
00
01
02

SHAREHOLDER STRUCTURE IN SANDVIK AB 31 DECEMBER 2002


Robur, 3.5%
Repurchased by Sandvik, 3.4%
AMF Pension, 3.5%
SHB Pension Foundation, 3.5%
SHB Investment Funds, 4.1%
AB Industrivärden, 8.1%
Owners outside Sweden, 36.6%
Swedish private investors, 9.6%
Other Swedish institutions, 27.7%

EARNINGS AND DIVIDENDS PER SHARE, SEK


7.00
8.00
9.00
9.50
10.00*
8.10
14.00
14.20
14.40
13.70
98
99
00
01
02
Earnings
Dividend
* Propose

BUY-BACK OF SHARES

On 7 May 2002, Sandvik's Annual General Meeting approved a Board proposal to increase the Board's mandate to buy back shares in the company. As a result of the decision, the company is entitled to repurchase up to 10% of the total number of shares, corresponding to about 25.8 million shares, during the period up to the 2003 Annual General Meeting. At year-end 2002, 8.7 million shares, or 3.4%, had been repurchased for a total of SEK 1,889 M.

CONVERTIBLE AND OPTION PROGRAMS

The Sandvik Annual General Meeting in 1999 resolved to carry out a part-ownership program directed to employees of the Sandvik Group in Sweden, with the exception of employees within Seco Tools. The direct issue of convertible debentures amounted to SEK 955 M, corresponding to 4,360,150 shares if fully converted. Additionally, 560,900 warrants were issued to employees outside Sweden, which, if exercised, will result in a corresponding number of shares. The term of the convertible debenture loan extends from 2 July 1999 through 30 June 2004. Conversion to new shares in Sandvik is possible during the period 2 July 2001 – 31 May 2004. The conversion price is SEK 219. Full conversion and exercise of all outstanding programs will result in 4,921,050 shares, which gives a dilution of 1.9% and a total of 263,617,050 shares issued. At year-end 2002, conversion to 13,350 shares had occurred, of which 12,250 shares were issued through conversions in 2002.

Sandvik's Board also decided in 1999 to implement an options plan for about 300 senior executives in Sweden and abroad. The options plan provides for an annual allotment of personnel options on Sandvik shares with a lifetime of five years and right to exercise after three years, conditional upon continued employment. The allotment, which is consideration free, is based on Sandvik's return on capital employed in the preceding year. The program is based on existing shares and, accordingly, does not result in any dilution for current shareholders.

For additional information, see the Board of Directors' Report on page 37.

INDEXES

The Sandvik share is included in the following indexes: SAX General Index, OMX, Afv General Index, Findata's return index, MSCI World Machinery, MSCI Europe Machinery, FTSE Eurotop 300, FTSE Eurotop 100, DJ Stoxx, DJSI Stoxx, S&P Euro Plus 200, Alfred Berg Nordic and Enskilda Engineering Index.

SANDVIK AND MSCI EUROPE MACHINERY INDEX


SEK
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
SANDVIK
MSCI EUROPE MACHINERY

SANDVIK AND THE GENERAL INDEX


SEK
600
500
400
300
200
100
0
No.
60 000
50 000
40 000
30 000
20 000
10 000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
SANDVIK
AFGX
Turnover of trading in Sandvik shares, thousands

Research

The following companies published research on Sandvik during 2002:

ABG Sundal Collier
Alfred Berg
BNP Paribas
Carnegie
Cazenove
Cheuvreux
CSFB
Danske Securities
Deutsche Bank
Dresdner Kleinwort Wasserstein
Enskilda Securities
Evli Research
Fischer Partners
Goldman Sachs International
Handelsbanken Markets
HSBC
ING Financial Markets
JP Morgan
JP Nordiska
Lehman Brothers
Morgan Stanley Dean Witter
Nordea Securities
Swedbank Markets
UBS Warburg
Öhman Equity Research

Sandvik
shows the way

Sandvik is a high-technology engineering group with 37,000 employees, annual sales of approximately SEK 50 billion and operations in 130 countries.

WORLD-LEADING IN THREE SELECTED AREAS

The operations of the Sandvik Group encompass three business areas, all of which have world-leading positions. Sandvik Tooling specializes in cemented-carbide and high-speed steel tools for metalworking. Sandvik Mining and Construction focuses on equipment, tools and service for the mining and construction industries. Sandvik Materials Technology manufactures highly refined products in advanced metallic and ceramic materials. The three business areas are described in greater detail on pages 18–31.

The Sandvik Group also includes, since 1974, the independent and publicly listed Seco Tools, which operates in the area of metalworking.

BROAD CUSTOMER BASE

Sandvik's customers are active in many areas. The more important of these areas include the automotive and aerospace industries, mining and construction operations, the chemical, oil and gas, power, energy, and pulp and paper industries. Household appliances, electronics and the medical-technology industry are other examples of customer segments that form the basis of our activities. Approximately two thirds of the Group's sales are industrial-consumption products, including services, and one third consists of investment goods.

THE POWER OF SANDVIK

Sandvik's comprehensive and governing document – The Power of Sandvik – covers all of the Group's units and employees, and it consists of the following:



Vision
Mission
Values
Strategy
Objectives
Policies

VISION WITH CLEAR CUSTOMER FOCUS

Industries throughout the world have an ongoing need to increase their productivity and profitability. Sandvik makes this possible. Our goal is to help our customers achieve – and preferably exceed – their goals.

We want our customers to view Sandvik as their preferred productivity partner.

SUCCESSFUL STRATEGY

The Sandvik Group's strategy is based on a business philosophy that involves the interaction of many different strength factors. The accompanying illustration summarizes these factors.

GLOBAL LEADERSHIP

Sandvik is a world-leading, global company with a strong local presence, its own sales organization and cooperation with selected agents and distributors. Products are mainly manufactured in Group facilities to achieve the highest possible quality, flexibility and cost-effectiveness.

The Group's global presence provides economies of scale, particularly through regionally oriented production and distribution, which creates synergies within the various markets – in, for example, R&D, production, administration and logistics. Extensive IT support is a key driving force to maintain and strengthen Sandvik's leadership.

GOAL-ORIENTED R&D

Sandvik invests more in R&D than the competition. The average for the Group is approximately 4% of net sales. Direct contact with the market ensures that Sandvik's research and development work is customer-adapted. Ultimately, Sandvik's R&D operations are designed to support the company's vision to increase the customers' productivity and profitability.

The focus of the R&D operations is not only to develop better products and services. It is also intended to enhance the efficiency of production processes through proprietary machine design and advanced systems development. To ensure maximum customer value, R&D at Sandvik involves leading state-of-the-art technologies, dynamic patent activities and extensive added value.


Strong
Brand
Customer
Partnership
Niche
Focus
Goal-
oriented
R&D
Global
Leadership

FOCUSING ON NICHES

Sandvik focuses on the market segments in which the company is or can become world-leading. These areas should have higher-than-average growth or growth potential.

A diversified customer base provides many advantages. Different segments have separate business cycles, which makes Sandvik less sensitive to variations in overall business conditions. Acquired companies must strengthen the Group's positions in its strategic areas.

PARTNERSHIP WITH CUSTOMERS

Sandvik develops and markets its products and services in close cooperation with customers worldwide, particularly through Sandvik's own personnel, but also through a number of selected distributors and agents.

Sandvik's marketing has always involved a significant degree of direct contact with the customer, as a way of supporting the customer and creating long-term relationships. More than 6,000 Sandvik sales personnel worldwide focus on productivity, which demands considerably more than simply offering a product. The aim is that this added value will have both a "hard" and a "soft" dimension. Sandvik should be the customer's obvious first choice.

A STRONG BRAND

Sandvik is the Group's overall brand name. In addition, there are several supplementary brand names. Some of them are directly related to the Sandvik brand name, whereas others, for reasons of marketing strategy, have no such link. The stand-alone brand names have their own resources for sales, marketing and product development. They have their own market profile. In other respects, they must comply with Sandvik's principles in a way that ultimately supports the Sandvik brand name.

Sandvik's business philosophy is based on a long-term view and on continuity, as well as responsiveness and an ability to constantly develop. Opportunities are greater today than ever, and Sandvik is well positioned to continue to capture market shares.

Sandvik
targets objectives

Sandvik's mission is to create the best possible value for its various interest groups – customers, shareholders and employees.

The objectives of the Sandvik Group can be described in four dimensions:

- customer-driven
- financial
- social
- environmental

DISTINCT CUSTOMER-DRIVEN OBJECTIVES

Sandvik shall be the leading supplier in its chosen areas of operation. The goal is to continuously increase the company's market shares.

Sandvik shall be the customers' obvious first choice as partner and as supplier. This becomes apparent through customers' preferences – that is, customers' perception of the company's behavior.

AGGRESSIVE FINANCIAL OBJECTIVES

The Group's long-term strategy has resulted in financial strength that permits a great deal of freedom of action in business.

The financial objectives are based on Sandvik's world-leading positions in its market segments, on a strong global presence, a long-term R&D program and efficient logistics and production.

The objective for Sandvik's organic growth – 6% per year, on average, over a business cycle – is high relative to the fact that the underlying market growth rate is, on average, between 3% and 4%. The higher target is based on the following:

- increased market shares in current and new markets
- *new products*
- new applications.

Sandvik's high profitability and strong cash flow facilitate both organic growth and expansion through acquisitions. This also provides scope for a high dividend pay-out ratio.

The financial objectives vary between business areas, and are summarized on page 18.

ENVIRONMENTAL OBJECTIVES

At Sandvik, an environmental approach is a natural aspect of all operations – production, investments, new processes and product development.

The Group has decided to introduce environmental management systems that comply with ISO 14001. The goal is that all producing units will be certified in accordance with this standard before the end of 2004.

In 2003, quantifiable Group goals will be defined in three areas:

- energy and raw material consumption
- emissions
- *recovery.*

SOCIAL OBJECTIVES

Sandvik's basic social goal is to offer working conditions that stimulate employees to work effectively and assume responsibility, and provide opportunities for development. Starting in 2003, the Group will introduce a management system to continuously measure development in these areas, set goals and provide tools to support improvement work.

sales growth	6% organic + acquisitions
return on capital employed	20%
dividend pay-out ratio	at least 50% of earnings per share
net debt/equity ratio	0.6–0.8 by year-end 2003
Sandvik share	total return higher than in our industry


Environmental
Social
Financial
Customer-driven

The objectives of the Sandvik Group can be described in four dimensions: customer-driven, financial, social and environmental.

Sandvik
grows profitably

Since 1994, sales of the Sandvik Group have risen from SEK 21,770 M to SEK 48,700 M, an average annual increase of 9%. Organic growth accounted for 4% of this expansion, growth through the net of acquisitions and divestments for 4% and currency effects for 1%.

The global expansion is substantial. Europe's share of sales has declined and is currently slightly less than one half of the Group's invoiced sales, while the NAFTA region accounts for approximately one quarter. The strongest expansion in the past decade has taken place in markets such as Eastern Europe, Asia/Australia and Africa. Today, Asia/Australia accounts for nearly one quarter of the Group's invoiced sales.



SEK M
50 000
25 000
0
1993
2002
Africa/Middle East
Asia/Australia
South America
NAFTA
Europe
Eastern Europe

Sandvik's sales growth by market area over a ten-year period.

PROFITABLE ORGANIC GROWTH

For Sandvik, organic growth is top-priority. The goal is to achieve organic growth that is higher than the underlying market growth.

The Group is currently very well positioned to increase its market shares in existing areas, strengthen its global presence further and establish new areas of application for its products and services. The main driving forces for organic growth are the well-established sales and marketing organization and the consistent focus on R&D in close cooperation with customers worldwide. R&D is one of the key processes for profitable growth, for which the five cornerstones are as follows:

- customer value
- price development
- cost reduction
- patentability
- rationalization of product range

In offering customers higher productivity and not just a product, Sandvik enhances its offering to encompass service and training. Sandvik's solution is the optimal one for customers, and this results in profitable growth.

ACQUISITIONS STRENGTHEN THE COMPANY'S POSITION

In addition to the strong focus on organic growth, profitable growth is also achieved through acquisitions. During the most recent ten-year period, the Group carried out more than 35 company acquisitions. In total, these acquisitions contributed sales of SEK 21,000 M (calculated at the time of acquisition).

Companies that are acquired must have operations that lie within the framework of Sandvik's three business areas and strengthen the company's market position. Acquisitions can also be made in closely related fields, but must be in line with Sandvik's area of expertise.

The acquisitions must fulfill the following criteria:

- establishment in a new product niche or strengthening of established areas
- new areas of application
- increased presence in geographic markets
- complementary sales channels
- acquisition of strong brands

The three most recent company acquisitions – Walter, Valenite and Mazda Earth Technologies – contribute some SEK 4 billion to the Group's invoiced sales and satisfy Sandvik's established acquisition criteria well.

Company acquisitions by business area 1993-2002


Sandvik Mining and Construction
Sandvik BPI Bohrtechnik
Beltreco
Brøyt
Sandvik Bafco Servicios
Sandvik Smith*
Mazda Earth Technologies
Drillmaster
Sandvik Tamrock
Sandvik Rock Processing
Suh Jun Trading*
Sandvik CTT
Sandvik Baildonit
ARAF
Prototyp UK
Sandvik Hurth-Infer
Sandvik Tooling
Impero
Walter
Valenite
Precision Twist Drill
Sandvik MKTC
SMT India
Sandvik Chomutov
CML
Hindrichs-Auffermann
Sandvik Calamo
Sandvik Villares Wire
Sandvik Materials Technology
Kanthal
Sandvik Saxon
RGB Stainless
Qingdao Sandvik Die Cutting Systems
Sandvik Précitube
MRL
Sandvik P&P

The size of the circles is related to the annual sales of the acquired companies as of the dates of acquisition. The smallest circle represents sales of less SEK100 M. The next size pertains to the range of sales between SEK100 M and SEK 800 M. The next-largest circle indicates annual sales between SEK 800 M and SEK 1,500 M, and the largest circle denotes sales in excess of SEK 1,500 M per year. Some companies have been integrated into other Sandvik companies.

** Partly owned*

A POSITIVE EFFECT

The financial criterion is that the acquisitions must contribute to Group earnings within one to two years. The basic concept is that the profitability of an acquired company will increase over the short term even though certain restructuring may be required initially.

An important part of Sandvik's acquisition strategy can be called parenting. This means that the Group can provide added value to the companies acquired. The objective is that they should develop more rapidly and more efficiently within the Sandvik Group, compared with continuing to operate on their own or being acquired by another company.

The parenting term can be compared most closely to mentoring. It involves Sandvik giving an acquired company comprehensive support by providing resources and knowledge in a number of areas – R&D, production technology, administration, finance and IT.

The Group's control and follow-up systems make it easy for a new company to quickly measure its performance against that of other Group companies. This provides a distinct and clear picture showing where the company's strengths and weaknesses are, and serves as an incentive in a continuing process of improvement.

STRONG BRANDS

Acquisitions contribute strong brand names, for example, Walter and Valenite, which will continue to interact with customers in full competition with the brand names already established in the Group. Sales, marketing, development and production of products that are unique to the particular brand name, are carried out by the acquired unit. This is a key driving force for ongoing profitable growth.

All Sandvik operations are based on creating increased customer value. Ultimately it is the customer that decides who has the most attractive offering for increased productivity.

Sandvik strengthens its corporate culture

At year-end, Sandvik had 37,400 employees in 130 countries. A total of 14,000 employees became part of the Group through acquisitions during the past ten years.

Sandvik's origin is in Sweden, and the Head Office is located in Sandviken. Today, over two-thirds of the company's production and 95% of its sales take place outside Sweden and development of the corporate culture in the Group is continuous.

COMMITMENT WITHOUT BORDERS

A strong corporate culture is a condition for all employees at all levels to feel a strong commitment to the company. A strong culture is essential to the company's ability to act and be perceived as a global group by its customers, and to be able to recruit and retain the correct expertise.

A common commitment creates a feeling of involvement, which in turn encourages every employee to feel strongly motivated and behave responsibly. This is a basic requirement for the achievement of Sandvik's goals of continuous improvement and development, increased productivity and higher quality, and will ultimately result in a strengthening of Sandvik's competitiveness.

In future, the Human Resources activities within the Group will be further strengthened through the development of globally coordinated processes. This applies to business-oriented strategic processes such as recruitment, organizational control, skills development and compensation systems as well as to administrative work.

The idea is to give all managers and employees access to the best possible support in their work, regardless of geographic placement or organizational affiliation.

SHARED VALUES

Sandvik's employees represent different backgrounds, languages and cultures. This diversity provides the base for the shared Sandvik culture.

The company's vision, its objectives and strategies, which have been communicated, combined with Sandvik's core values guide employees in their daily work. The values are based on principles that are easy to accept and follow. They are also articulated in the guidelines that are available for all employees – on the company's intranet, for example.

There are three key concepts in the Group that guide operations: open mind, fair play and team spirit.

OPEN MIND

Keeping an open mind refers specifically to possibilities of new solutions and routes to improvements. New ideas and new thinking should be encouraged, and there must be room and opportunity for action. Renewal and improvements mean increased competitiveness. The freedom to take initiatives and to act must, however, always be based on prioritizing Sandvik's interests. This approach provides added value for both the Group and the employees.

FAIR PLAY

Free trade, professionalism and sound finances are fundamental to the company's ability to maintain its commercial leadership. Sandvik must create equal opportunities for all its employees and demonstrate due respect both internally and externally.

TEAM SPIRIT

The company's success depends on the employees trusting each other and learning from each other, working together, always contributing their best effort and treating each other with respect. The Sandvik team spirit includes close cooperation and partnership with customers worldwide.

It is the task of every Sandvik manager to create opportunities for both individual employees and groups to achieve optimal results.

PRACTICING WHAT WE PREACH

Sandvik is, and will always be, a multicultural company. This is a precondition of our position as a global enterprise. Sandvik's core values comprise the company's common denominator.

It is essential that all of the Group's employees live up to these fundamental values. They provide the stable foundation on which Sandvik stands, and this must be apparent to all who come into contact with the company. This is a key aspect of Sandvik's brand-building.


Open Mind


Team Spirit


Fair Play

Sandvik's core values are based on three concepts: open mind, fair play and team spirit.

Sandvik creates **customer benefits**

Sandvik was founded in 1862, based on an innovation – producing Bessemer steel on an industrial scale. The close cooperation established with customers laid the foundation for the company's subsequent success.

GUIDING PRINCIPLES

The market and a customer-oriented approach have guided Sandvik's operations for over 140 years. This is particularly important today, with the company operating on a global basis in 130 countries.

Working closely with customers in this gigantic market demands a broad-based interface. Accordingly, Sandvik has a team of over 6,000 sales representatives worldwide, plus a few thousand sales representatives based at selected distributors. Sandvik's sales team is the radar that detects requirements and preferences existing in the market. New ideas are born in this communication and dynamic interaction.

This results in tailor-made solutions for the customers' real needs. The solutions may be products or services or any combination thereof. Ultimately, it is a matter of contributing to improving customers' productivity and profitability. Sandvik's products and services shall provide maximum customer value in terms of performance, quality, speed, safety, flexibility and economy.



Sandvik Steel - Applied Solutions
Welcome to
Sandvik Materials Technology
Applied solutions
How do we do it?

Sandvik Materials Technology has a special portal on its website for materials technology questions.

Sandvik Materials Technology:

GLOBAL NETWORK FOR UNIQUE SOLUTIONS

In the Sandvik Materials Technology business area, there are considerable opportunities for customizing materials to suit various applications. Traditional solutions often fail to satisfy current, and particularly future, requirements. For this reason, Sandvik has established a global group called Sandvik Materials Technology Applied Solutions. The group is a network of ten highly qualified Sandvik specialists in Europe, the US and Asia, whose activities span the entire world. Their job is to establish partnerships with customers that require better adapted materials for their applications.

This specialized group has a portal of its own on the Sandvik website that serves as a meeting-place for customers seeking a solution to advanced problems in materials technology.

The cooperation between Sandvik and the US-based Swagelok Company is a good example of this. By combining Sandvik's materials expertise and tube systems with Swagelok's expertise in fittings technology for advanced materials, a unique solution was developed. The result is an entirely new high-alloy tube system that can be used in the oil and gas industry in offshore applications at great depths. The dialogue between Sandvik experts and the customer created a new application that is without an earlier equal in the world.

Sandvik Tooling:

COOPERATION WITH A MAJOR CUSTOMER IN 20 COUNTRIES

Today's customers have global strategies for their operations. This applies particularly in the area of purchasing. There is a desire in this area to cooperate with a few suppliers that have global range and that can offer technical support, rapid and efficient deliveries, and training for personnel in all markets.

Sandvik Tooling has a profile that corresponds well to these requirements and is gradually building global partnerships with international corporate groups in various industries. Each company has specific requirements as to how the cooperation should take place. Sandvik Tooling has therefore customized solutions for each of them. The business



Sandvik's cooperation with the SKF engineering group creates added value for both companies.

area's experience of these partnerships is highly favorable. The closer the cooperation, the greater the scope for reducing the customer's production costs and, hence, increasing competitiveness.

One concrete example of this is the cooperation with the international engineering group SKF, which has 40 production sites in 20 countries. For the past two years, SKF and Sandvik Coromant have been involved in a very close global cooperation. Their cooperation concerns, on the one hand, continuous introduction of new products, improved production methods and more efficient systems for tool handling. On the other hand, it concerns simplified order administration, faster routines and adapted training of SKF personnel at the company's various plants.

Cost savings are followed up in a systematic manner. The results speak clearly: to date, Sandvik has succeeded in surpassing the customer's established cost-savings targets.

Sandvik Mining and Construction: THE RIGHT SOLUTION FOR NARROW DRIFTS

Platinum is an important metal. It is used in microchips and in automobile catalytic converters. Extraction of the metal is complicated, however, since it is often found in the form of thin horizontal layers in rock. These layers are often no more than 0.7–0.9 meters thick. The problem is that the equipment used for recovery is normally much higher. This means that large quantities of material that does not contain platinum must be mined and deposited in landfill.

In cooperation with customers that produce platinum, Sandvik Mining and Construction has developed an entirely new low-profile solution based on two unique methods: a continuous mining machine with a cutter head consisting of several cutters and removal on a conveyor belt that can operate in mine drifts of heights as low as one meter, and a drill and a loader that are no higher than 88 centimeters. Both systems are operated by remote control and can be maneuvered from ground level, which considerably improves the work environment. This results in a productivity increase of about 50%.


88 XLP

Sandvik Mining and Construction's unique low-profile loader is only 88 centimeters high.

BUSINESS AREAS	OPERATIONS	OBJECTIVES OVER A BUSINESS CYC
 SANDVIK TOOLING	◦ Tools and tooling systems for metalworking applications, blanks and components ◦ Products are manufactured in cemented-carbide, high-speed steel and other hard materials such as diamond and special ceramics ◦ Extensive investment in R&D ◦ Strong global presence ◦ Close cooperation with customers ◦ High technical and commercial skills, complete offering to customers, including training and service	◦ Average annual organic sales growth clearly exceeding 6% ◦ High profitability level, about 20% operating margin ◦ Return on capital employed exceeding 20% by a broad margin
 SANDVIK MINING AND CONSTRUCTION	◦ Special machinery, cemented-carbide tools and services for rock excavation as well as mining of minerals in the mining and construction industries ◦ Extensive product portfolio for drilling, mechanical rock excavation, loading and transporting of metals and minerals, crushing and sorting, as well as demolition and bulk materials handling ◦ Product development in close cooperation with customers ◦ Well-developed, service-oriented global organization	◦ Average annual organic sales growth of about 6% ◦ Continued improvement in profitability, operating margin of 10–15% ◦ Return on capital employed of 20%
 SANDVIK MATERIALS TECHNOLOGY	◦ High-value-added products in advanced stainless steels, special alloys, metallic and ceramic resistance materials developed in close cooperation with the customers. ◦ Product areas are Tube, Strip, Wire, resistance materials and process systems ◦ Global presence, with focus on product niches and customers with high demands on productivity, reliability and performance. ◦ Extensive investments in R&D	◦ Average annual organic sales growth of 4–5% ◦ Higher profitability, operating margin of 12–15% ◦ Return on capital employed of 15–20%

STRATEGY

CUSTOMER SEGMENTS

MARKET AREAS

- Organic growth in established and new markets
- Development of new products in attractive growth areas
- Acquisitions within established markets and growth areas
- Capitalize on synergies within the business area, such as R&D, production and logistics
- Strengthen individual brand names

INVOICED SALES BY CUSTOMER SEGMENT


Other
Construction
Engineering
Oil/gas &
process
Consumer-
related
Mining
Aerospace
Automotive

INVOICED SALES BY MARKET AREA


Asia/
Australia
Africa/
Middle East
South America
EU
NAFTA
Rest of Europe

- Refinement of product portfolio, with increased share of tools, spare parts and service
- Increased R&D investment
- Enhanced efficiency in purchasing and logistics
- Consolidation of production resources
- Acquisitions

INVOICED SALES BY CUSTOMER SEGMENT


Materials handling
Mining of metals
Construction
Coal mining

INVOICED SALES BY MARKET AREA


Asia/
Australia
EU
Rest of
Europe
Africa/
Middle East
NAFTA
South America

- Improved productivity
- Reduction of working capital and higher delivery precision
- Increased share of high-value-added products in profitable niches

INVOICED SALES BY CUSTOMER SEGMENT


Other
Automotive
Construction
Mining
Oil/gas &
process
Consumer-
related

INVOICED SALES BY MARKET AREA


Asia/
Australia
Africa/
Middle East
South America
EU
NAFTA
Rest of Europe

BUSINESS AREA

Sandvik Tooling


SANDVIK

SANDVIK

WALTER

Valenite

TITEX PLUS
Präzisionswerkzeuge

DORMER

TRIUMPH
PRECISION

UNION
BUTTERFIELD

prototyp

SAFETY

Strong brands in the Sandvik Tooling business area.

The business area is a world-leading supplier of tools and tooling systems for metal-working applications as well as blanks and components. Products are manufactured in cemented carbide, high-speed steel and other hard materials such as diamond and special ceramics. Research and development of new materials and products as well as market service in close contact with customers are prioritized areas to further strengthen the technological and commercial leadership in metalworking.

Sandvik Tooling's sales rose 8% compared with a year earlier and amounted to SEK 17,840 M (16,561). Operating profit was SEK 2,711 M (2,964), or 15% (18) of invoiced sales. Return on capital employed was 19% (22). The average increase in sales for the business area in fixed currency, including acquisitions, amounted to 6% annually in the past five years and return on capital employed in the corresponding period was 24%. Investments in the business area amounted to SEK 828 M (1,234) and the number of employees was 15,029 (12,881). During the year, two large acquisitions – Walter and Valenite – were finalized. As a result of these acquisitions, order intake and invoicing rose SEK 2,632 M and SEK 2,721 M, respectively, with a net effect on operating profit of SEK 47 M. The number of employees increased by 3,226.

Remaining operations from Saws and Tools amounted to SEK 281 M (305) of invoiced sales.

STRONG BRANDS

Sandvik Tooling's world-leading position is based on development, production and marketing of a number of strong brands, each of which represents a unique offering to customers. In the area of cemented-carbide tools, the largest brands are Sandvik Coromant, Walter and Valenite. This area also includes regionally strong brands such as Safety and Impero. Walter is also world-leading in development, production and sales of CNC-controlled grinding machines. The area of high-speed steel tools and solid-carbide tools includes successful brands such as Dormer, Titex, Prototyp and Precision. Products such as cemented-carbide blanks for tool manufacturers, components for the engineering industry and advanced cutting and forming tools for other industries are marketed under the Sandvik brand name.

Tiger Tec from Walter.



GROWING MARKETS

Sandvik Tooling products are primarily industrial consumption goods, and demand is primarily related to engineering industry production. The customers are companies that employ metalworking techniques – that is, turning, milling and drilling – to machine blanks of cast-iron, steel, stainless steel, aluminum or composite materials into finished components. Leading companies in the automotive industry, the aerospace industry, the die and mould industry and other engineering

INVOICED SALES, SEK M


13 576
13 177
15 507
16 561
17 840
98
99
00
01
02

OPERATING PROFIT, SEK M
as a percentage of invoiced sales


2 724
2 997
3 035
2 964
2 711
20
20
20
18
15
98
99
00
01
02

RETURN ON CAPITAL EMPLOYED, %


29
24
27
22
19
98
99
00
01
02

INVESTMENTS IN FIXED ASSETS, SEK M


1 088
729
850
1 234
828
98
99
00
01
02

NUMBER OF EMPLOYEES, 31 DECEMBER


13 618
12 670
13 075
12 881
15 029
98
99
00
01
02



CoroMill Century – a new milling cutter for high-speed machining of aluminum.

industries use our products to improve their productivity, quality and profitability. The average cost of Sandvik Tooling products is 2–4% of the customer's manufacturing costs per component. However, the tools have a significantly greater impact on the customer's productivity. This means that the customer's total cost per product is largely dependent on tool performance.

The total world market potential for cutting tools within traditional metalworking amounts to approximately SEK 100 billion. The market is growing by about 3–4% annually, particularly in tools for increasingly more advanced designs and harder materials. The world market for high-speed steel tools amounts to about SEK 25 billion, but is declining by 1–2% annually. A transition is under way from high-speed steel tools to solid-carbide tools, and this market, estimated at about SEK 12 billion, is an attractive area with major growth.

Several current trends are having a positive impact on the market potential, such as customers' global expansion, rapid technological development with increasingly more advanced machines, materials that are more difficult to machine and higher environmental demands. Sandvik Tooling holds a very strong market position and has all the requirements for being the customer's obvious first choice for higher productivity and profitability.

COMPLEX COMPETITIVE SITUATION

At present, a small number of manufacturers of cemented-carbide tools share approximately one half of the world market. Sandvik Tooling is the leader in the European and American markets. The American Kennametal company is the main competitor. In Asia, Sandvik Coromant is the most well-established non-Japanese brand, with production in India, China, Korea and Japan.

The high-speed steel industry is highly fragmented, with several hundreds of tool producers, many of which have profitability problems. Sandvik, with many strong brands, is currently the leading company. In the area of solid-carbide tools, there is no clear market leader, but rather many small and medium-size manufacturers.

SUCCESSFUL STRATEGY

Sandvik Tooling holds an internationally leading position due to a successful strategy of raising both its own and its customers' productivity. This strategy is based on its close customer relationships, extensive expertise in materials technology and a broad supply of high-quality products, which are rapidly available to customers in any location. The business area also has an extensive offering of services, from assistance with specific machining data for an individual operation to complete undertakings, including the entire production chain for a customer's particular component.

Sandvik Tooling is well in the forefront in offering systems solutions, transactions via Internet,

At Sandvik Coromant's Productivity Center in Orléans, France, customers and Sandvik's own personnel are trained in advanced tool and system solutions.





Sandvik Coromant is a well-established brand in Asia in the area of cemented-carbide tools, with its own production in India, China, South Korea and Japan.

customer-adapted and customized tool solutions, as examples, and offers a fast and efficient delivery service in all markets. Within the Sandvik Coromant product area alone there are currently 19 well-equipped Productivity Centers worldwide, where customers and employees are trained in tooling and systems solutions for increased industrial productivity.

Rapid delivery of a wide range of products is a key competitive advantage. The business area maintains three central distribution units – in the Netherlands, the US and Singapore – which provide rapid and efficient distribution to customers throughout the world.

SIGNIFICANT EVENTS

In November 2001, the business area commenced an extensive program to increase efficiency and reduce annual costs by about SEK 500 M. The program of change focused on the area of high-speed steel tools. In 2002, Precision in the US and Dormer in the UK carried out major changes that resulted in a personnel reduction of more than 500 employees and the closure of production and distribution units.

By the end of 2002, Sandvik Tooling had closed or decided to close 14 production units and reduced its workforce by about 1,200 persons. The central warehouse in Gimo was integrated with the unit in the Netherlands and inventory handling of Tooling products in North and South America was concentrated to the US distribution center in Kentucky, where extensive investments were made.

Also during the year, the business area completed two large company acquisitions – Walter and Valenite. The acquisitions increase the business area's annual invoiced sales by about SEK 4,000 M. Walter is a leading manufacturer of cemented-carbide tools and CNC-controlled grinding machines. Walter holds a strong position with small and medium-size customers as well as in milling tools, thus complementing the business area's customer offering. The acquisition of the Valenite tool manufacturer results in the business area now being a leader in the North American market. Valenite is one of the most well established brands for cemented-carbide tools and tooling systems for the automotive industry in North America.

Investments were carried out in Spain to prepare for the transfer of the production of seal rings and wear parts from the plant in Denmark, which will be shut down during 2003.

The manufacturing unit of Sandvik Coromant in Gimo, Sweden, started a program of modernization of its pressing facilities for cemented-carbide inserts. The plant for manufacturing of cemented-carbide tools in Pune, India, continued its investments in equipment for the latest production technology.

An expansion of Sandvik Coromant's research and development site in Stockholm was initiated to enhance efficiency in materials research. The extension is expected to be complete by the middle of 2003.



A Productivity Center for training customers and company personnel in tools and system solutions to increase productivity was established in Shanghai, China.

The US software company Microsoft recognized Sandvik Coromant for work with developing advanced Internet solutions for efficient e-commerce.

NEW PRODUCTS

During the year, several unique, patented technical solutions were presented. Sandvik Coromant launched turning inserts featuring its Wiper technology that increases customers' productivity by permitting either higher machining speed or enhanced surface finish. The technology was awarded the Haglund medal in 2002.

CoroMill Century, a mill for high-speed machining of aluminum, was introduced successfully. Good technical performance and simplicity of use provide considerably higher productivity for the customer. Sandvik Coromant introduced a new product generation in the area of solid-carbide tools.

Walter launched Tiger Tec, a new series of cemented-carbide inserts for machining of cast iron – the first on the market with two-colored surface coating as a wear indicator. In addition, the Walter Color Select concept was introduced, which simplifies the selection of the correct insert for the right machining of the most frequently used materials.

Prototyp introduced a new program of medical tools, broadening its Protostar range of solid-carbide tools for efficient machining of hardened steel.

CONTINUED PROFITABLE GROWTH

Sandvik Tooling is technically and commercially leading in its product areas, and has well-developed global marketing, sales, production and distribution. The business area's objective is to exceed the Group target for growth over a business cycle through organic growth, while maintaining high profitability. Key elements of the strategy include a focus on areas of higher-than-average growth and continued global expansion. In total, the business area's extensive investments in R&D, production, marketing and service, as well as the most recent acquisitions, create favorable conditions for ongoing profitable growth that should strengthen the leading market position.



Prototyp introduced a new program for medical tools during the year.

The business area's joint distribution center in the US was expanded during 2002 and now handles a major part of Sandvik Tooling's products in North and South America.



Sandvik Mining and Construction

















Well-established brands in the Sandvik Mining and Construction business area.

Sandvik Mining and Construction is a world-leading supplier of machinery, tools and service to the mining and construction industries. The business area offers the market's most extensive product portfolio.

Invoiced sales of Sandvik Mining and Construction rose by 3%, to SEK 13,842 M (13,501). Operating profit was SEK 1,477 M (1,348), 11% (10) of invoiced sales. The return on capital employed was 18% (18). Including acquisitions, the business area's average increase in sales, in fixed currency, during the past five years has amounted to 8% annually, and the return on capital employed during the same period was 14%. The business area's investments amounted to SEK 476 M (436), and the number of employees at year-end was 8,628 (8,073).

STRONG BRANDS

Sandvik Mining and Construction has a number of globally very strong brands and product names. Drilling rigs and service for rock excavation, particularly in hard rock types and underground applications, are marketed under the Tamrock brand to the world's mining and construction industries. Other well-known brands include Sandvik, Toro, Rammer, EJC, Brøyt and Toyo.

The area of systems, equipment and tools for mechanical mining of coal and other soft minerals, and for tunneling and the construction of underground rock caverns is served by well-established product names including Sandvik, Voest-Alpine and Eimco.

Drilling rigs and tools are manufactured for rotary surface drilling in open-pit mines, quarries and construction work, as well as for ground reinforcement and water-well drilling. Established brand names include Sandvik, Driltech, Drillmaster, Mission, Sandvik Smith and BPI.

In equipment for the handling of bulk materials and components for conveyors, the most important customers are mines and quarries, harbors and terminals, as well as electrical and thermal power plants based on solid-fuel burning. These products are marketed under the brand names Roxon, Prok, Gurtec, Voest-Alpine and Beltreco.

Crushers, sorters, feeders as well as mobile crushing and sorting stations are marketed under the Sandvik brand name to customers in the mining and construction industries.

MAJOR MARKET POTENTIAL

Demand for Sandvik Mining and Constructions' products and applications depends largely on investment activity in the mining and construction industries. Another key driving force is the pace of customers' production, which in turn creates an aftermarket for tools, spare parts and service. Price trends for base and precious metals as well as energy raw materials such as oil, coal and electricity also affect demand.

INVOICED SALES, SEK M


9 379
8 808
10 184
13 501
13 842
98
99
00
01
02

OPERATING PROFIT, SEK M

as a percentage of invoiced sales


4
8
11
10
11
340
674
1 073
1 348
1 477
98
99
00
01
02

RETURN ON CAPITAL EMPLOYED, %


5
12
16
18
18
98
99
00
01
02

INVESTMENTS IN FIXED ASSETS, SEK M


359
404
322
436
476
98
99
00
01
02

NUMBER OF EMPLOYEES, 31 DECEMBER


6 630
6 323
6 898
8 073
8 628
98
99
00
01
02



For surface drilling, a new drilling rig in the Ranger series, the Ranger 700, with further improved stability, was introduced during the year.

Customers in the mining industry are companies that either extract metals and minerals themselves or operate as contractors. Customers in the construction industry are local or international contractors specializing in drilling, blasting, and demolition, as well as producers of cement, limestone and aggregate.

The consolidation taking place in the mining and construction industries continued during the year. The driving force is increased globalization of customers. This also places greater demands on Sandvik to provide comprehensive product offerings. During the year, the business area increased its market shares and achieved significant success, for example in Australia.

The market potential for Sandvik Mining and Construction's products is estimated at more than SEK 100 billion. The annual average market growth is 2–3% for machinery, tools and spare parts, while growth is considerably higher for service concepts. Trends that have a positive impact on the potential of the business area include customers locating increasingly in difficult sites, a higher proportion of production taking place underground, demands for operating reliability and automation, and increased focus on ergonomics and safety.

GLOBAL COMPETITION

Sandvik Mining and Construction possesses solid knowledge of traditional excavation methods such as drilling and blasting of hard rock. However, the company is also a leader in mechanical excavation methods for soft minerals. The business area has extensive expertise in both materials and process development in close cooperation with customers.

An example of the latter is the increased focus on mechanical excavation in construction and



The CAPP range of drill bits for drifting and tunneling achieved major sales successes.



With its hydraulic hammers for demolition and breaking, Rammer is a well-known brand in the construction and civil engineering industry.

contracting projects where excavation of harder rock types replaces traditional drilling and blasting technology. Sandvik Mining and Construction holds a world-leading position in this area, combining unique expertise regarding the cemented carbide in the tools with advanced machine construction and design.

The world's first concept for automated mine operation, the business area's patented AutoMine™ concept, achieved further commercial success during the year, and Sandvik has a leading role in the market.

Competitors in equipment for rock excavation include the Swedish company Atlas Copco and the American company Ingersoll Rand. The main competitors of the Voest-Alpine and Eimco brands are found in the American market. Driltech has several global competitors. The main competitors in the market for bulk materials handling, which is considerably more fragmented, are Krupp Fördertechnik in Germany and Continental in the US. The main competitors in the area of crushing and sorting are, like Sandvik, globally active companies.

EXPANDING SERVICE

The organization for service is well developed globally and is an extremely significant competitive advantage for the business area. The service range encompasses everything from repair service to maintenance plans, training programs and tools, spare parts and multi-year service contracts. The focus on service is a key element of the business area's strategy. A strong position in service creates good customer relations, and eventually strong opportunities for machinery sales. It also creates greater stability in business development, since demand for service is less sensitive to variations in business conditions. In the mining and construction industries, service and maintenance of the machines is increasingly being outsourced to subcontractors. This is another key driver of the business area's service organization.

SIGNIFICANT EVENTS

The business area carried out Sandvik's first acquisition in Japan through its purchase of Mazda Earth Technologies. The acquisition includes the Toyo brand name, development and production rights for machinery and equipment in the mining and construction industries, as well as the sales and service organization in the country. Cooperation was launched with the Japanese company Furukawa regarding product exchange in rock-drilling and demolition tools and some production collaboration.



In the underground drilling area, expansion of the new generation of drilling rigs for drifting and tunneling in the Axera series continued.

It was decided to consolidate production of machinery for the mining industry in North America. The plant in Bluefield, West Virginia, in the US, which manufactures machines for coal mining, will be shut down in 2003.

Manufacturing of down-the-hole drilling tools in Mexico was transferred to Sandviken, where an automated production line has been set up. Ongoing investments for increased efficiency and capacity were carried out in manufacturing of top-hammer tools at Sandviken.



The business area's materials-handling systems play a key role for customers involved in mines, quarries, power plants, harbors and terminals.



An increasing proportion of sales within Sandvik Mining and Construction derives from tools, spare parts and service.

Capacity-expanding investments were carried out at the principal site of the joint-venture company Sandvik Smith (Sandvik 50%, Smith International 50%), to make it possible to transfer production of roller-cone bits from the US.

The plant for manufacturing of Toro loaders and underground trucks at Turku, Finland, was modernized. In the area of logistics, a program to enhance the efficiency of the business area's handling of inventory and spare parts was launched.

NEW PRODUCTS

Under the EJC brand name, a new low-profile loader was developed for customers in the mining industry. Through its extremely low height – only 88 centimeters – and considerable maneuverability in tight areas, it is highly suitable for operation in confined spaces.

A low-profile drilling unit for mining drifts of heights of 1.1 meters was introduced. Within Voest-Alpine, the low-profile continuous mining machine for mechanical excavation of platinum achieved great success.

A new, small Tamrock surface rig in the Commando 120 series was developed through extensive cooperation with customers. Due to its four-wheel drive, the rig is easy to maneuver in limited space and its compact format simplifies transport.

Under the BPI brand name, several surface rigs were launched in the Triton series. These rigs have high stability and meet stringent safety and environmental requirements. The new advanced crusher Merlin VSI was developed for customers the in mining and construction industries. Merlin VSI makes the entire crushing process more efficient and provides higher capacity at a lower cost.

PROFITABLE GROWTH

Sandvik Mining and Construction is well-positioned within all of its areas of operations. The objective for organic growth is the same as for the Group as a whole. Efforts to broaden and refine the product portfolio continue. The business area has three main priorities: improved profitability through further efficiency-enhancements; organic growth and growth through acquisitions, and increased market shares. Sandvik Mining and Construction is well positioned to continue to expand and achieve further profitability improvements.



The business area's advanced Toro and EJC underground loaders have a world-leading position in the market.

BUSINESS AREA

Sandvik Materials Technology

The business area is a world-leading manufacturer of high-value-added products made of advanced stainless steels, special alloys, metallic and ceramic resistance materials as well as steel belts, process plants based on steel conveyor belts, and sorting systems. Sandvik Materials Technology (formerly Sandvik Specialty Steels) is the only company in its areas of operation with a truly global presence and strong market positions.



Process Systems
Kanthal
Tube
Wire
Strip

Business area sales by product area.

Invoiced sales by Sandvik Materials Technology declined by 11% compared with the preceding year and amounted to SEK 12,970 M (14,528). Operating profit was SEK 1,182 M (1,281), or 9% (9) of invoiced sales. The return on capital employed was 10% (12). Including acquisitions, average sales change in fixed currency of the business area's operations during the past five years was a decline of 3% annually and the return on capital employed was 10% during the same period. Investments within the business area amounted to SEK 682 M (572), and the number of employees was 8,282 (8,564).

As of 1 January 2003, the name of the business area is Sandvik Materials Technology. The name change signals the strong focus on high-value-added products and on the business area's key role as high-tech cooperation partner in materials technology. In conjunction with the new organization, Sandvik Steel ceased to exist as a business sector, and the operations were divided into the product areas Tube, Strip and Wire. The new organizational structure is part of the drive to increase efficiency and improve profitability within the framework of the ongoing program of change. The program has resulted in a personnel reduction of about 800 people by December 2002.

FIVE PRODUCT AREAS

Development, manufacturing and marketing in the Tube, Strip and Wire product areas include seamless and welded tubing, fittings and flanges, bar, sheet, precision strip as well as wire and welded products for users with high demands on cost-efficiency and performance. Products are manufactured mainly in advanced stainless steels and special alloys. Operations are focused on product niches in which the Sandvik brand name has a leading position in the market.

The Process Systems product area markets process plants based on steel conveyor belts to customers in the chemical and food industries, as well as sorting systems for post-order, mail and distribution companies. Steel conveyor belts are also sold separately in the substantial aftermarket.

The Kanthal product area develops, manufactures and markets metallic and ceramic resistance materials, electric heating elements and systems mainly for heating household appliances, industrial furnaces and processing equipment within the electronics industry.

HIGH ADDED VALUE

Demand for the products of the business area is dependent both on investment in the areas of

INVOICED SALES, SEK M



13 579
11 971
14 209
14 528
12 970
98
99
00
01
02

OPERATING PROFIT, SEK M
as a percentage of invoiced sales



7
5
7
9
9
902
633
980
1 281
1 182
98
99
00
01
02

RETURN ON CAPITAL EMPLOYED, %



10
6
10
12
10
98
99
00
01
02

INVESTMENTS IN FIXED ASSETS, SEK M



681
448
597
572
682
98
99
00
01
02

NUMBER OF EMPLOYEES, 31 DECEMBER



9 862
9 238
9 305
8 564
8 282
98
99
00
01
02

processes, energy and electronics, and on production of industrial and consumer products. Increased automation, more energy-efficient products and processes, and a generally heightened environmental awareness are calling for increasingly advanced materials and products. The customers are active in industrial segments, including chemical, oil and gas, power, pulp and paper, medical and engineering industries, as well as in consumer-oriented sectors such as the automotive, household appliances, food and electronics industries. The business area's strategy is based on close cooperation with customers, extensive research and development resources, and efficient production and distribution.

The market potential for the products of the business area is in the order of SEK 80 billion. The underlying annual market growth in stainless steels and special alloys amounts to 4–5%. The added value for Sandvik products is high and accounts for about 75% of the sales value.



The business area's largest product group is seamless tubes made of stainless and high-alloy steels. The customers are in the chemical and petrochemical industry, the power, oil and gas, automotive, aerospace and electronics industries – among others.

The advanced strip and wire products are used in the production of flapper valves for refrigerators and air-conditioning units as well as of razor blades and shaver foils for electric shavers, surgical instruments and other medical applications, knives, saws, springs, welding products, die-cutting tools for the packaging industry and other products for the precision mechanics industry.

In products related to process plants and sorting systems based on steel conveyor belts, the steel belts are used as product-carriers – for example, in presses, furnaces, dryers, cooling units and sorting conveyors. The latter two are manufactured within Sandvik as complete systems. Demands on the mechanical properties and tolerances of the steel conveyor belts have increased at the same time

The largest product group for Sandvik Materials Technology is seamless tubes in stainless steels and special alloys.

A new Kanthal furnace for the dental sector was introduced during 2002.



An intensive focus on research and development is one of the cornerstones of the business area's strategy.

as the applications have become more advanced. The market for Kanthal's products – that is, metallic and ceramic resistance materials – can be divided into three segments: producers of household appliances, users and producers of industrial furnaces, and the electronics industry. For the most part, supplies to the furnace industry involve complete heating systems. With Kanthal products, the furnaces become more reliable and have a longer operating life, which contributes to substantially increased productivity. In the electronics industry, the products are used in the production of semiconductors among other applications.

STRONG MARKET POSITIONS

Sandvik is a leader in the field of seamless stainless tubes, where there are three major competitors – the Japanese Sumitomo Metals, the German–French DMV and the Spanish Tubacex. In Wire and Strip, there are a few major competitors as well as many smaller companies that lack their own metallurgy operations. Each of the competitors covers only 5–20% of Sandvik's product portfolio in Wire and Strip. Kanthal is the strongest global brand name in its area. For high-temperature elements of ceramic material, competition is provided mainly by one American company and a few Japanese companies. In steel conveyor belts, an area in which Sandvik is leading, there is a limited number of competitors. In the process plant operations, the competition consists, apart from few companies, of processes based on other methods and materials.

SIGNIFICANT EVENTS

During the year, several investments were carried out at the business area's main site at Sandviken. The efficiency of billet production was enhanced and the capacity for manufacturing drill steel was increased. The production of tubes for umbilicals for the oil and gas industry at the plant in the Czech Republic was also streamlined

The ongoing program of change was intensified, and a review of the salaried-staff organization was carried out at the main site in Sandviken during the autumn. The number of salaried employees at Sandviken will be reduced by 138 positions at the beginning of 2003, while capacity-utilization is to be increased by not less than 20% in the production plants.

A new business-development unit is being introduced in the new organization for Sandvik Materials Technology as of 1 January 2003. The unit will provide active support in the commercialization and marketing of new materials in priority customer



The unique Sandvik Nanoflex™ is used in bulletproof vests, among other products.

segments and product areas such as materials for the medical industry and surface technology products. It was also decided to establish a European warehouse to improve service to customers in Germany and the Benelux countries.

Manufacturing of steel belts for the laminate industry was concentrated to the German company Hindrichs-Auffermann, acquired two years ago, by moving certain production equipment from Sandviken. In Shanghai, China, construction of a new manufacturing unit for process plants was started.

The concept of direct distribution from plant to final customer was developed further in the Kanthal product area. As a result of the concept, reduction of working capital in inventory and improved customer service and delivery reliability are facilitated.

NEW PRODUCTS

The Sandvik Nanoflex™ material, which was originally developed for eye surgery needles, is now being used in new application areas. Due to certain properties of the material, products created can be very thin and lightweight, yet strong.

The first orders were received for the new strip steel for flapper valves, Sandvik Hiflex™. This material has been developed and adapted for compressors in automobile air-conditioning systems, and make it possible to manufacture smaller, more compact flapper valves.

The Sandvik Safurex™ material, which was developed for the fertilizer industry, achieved major market success during the year. Extreme demands are placed on the characteristics of the material in this highly corrosive environment.

Several orders were booked for tubing with internal fins. The tubes are used in the production of ethylene, which is the basic raw material in plastic manufacturing, and they are better heat conductors than traditional tubes.

During the year, marketing and sales of the business area's products and materials for the medical industry were coordinated under Sandvik Bioline™.

Two major orders were received for Sandvik's Rotoform® pastillation equipment. It is a key element of a recently developed process for manufacturing of PET, which is used to produce plastic bottles and other products.

In 2002, some ten new Kanthal products were introduced to the furnace and electronics industry to broaden the product portfolio, increase technology content and to improve customer adaptation.



Production of tubes for so-called umbilicals in the oil and gas industry was streamlined during the year.

FOCUSING ON IMPROVED EARNINGS

The extensive program of change that Sandvik Materials Technology launched at the end of 2000 is now beginning to produce results, even though profitability does not yet meet the established objectives. To achieve its profitability targets and ensure long-term growth, the business area focuses on three main areas – shorter lead times, improved product mix and increased productivity. The development of customer and product portfolios toward growth areas such as electronics, medicine and energy, as well as the new and more structured business area organization effective from 2003, will result in significant favorable effects on profitability.



Sandvik is a leading producer of wide steel conveyor belts for process plants and sorting systems.

Report of the Directors
Group review

Order intake rose in 2002 to SEK 50,230 M (47,900), up 5% in value but down 1% for comparable units at fixed exchange rates. Invoiced sales of the Sandvik Group reached SEK 48,700 M (48,900), an unchanged level compared with a year earlier but a decline of 7% for comparable units at fixed exchange rates. Markets outside Sweden accounted for 95% (95) of sales.

Sandvik Group	2002	2001	Change %
Order intake, SEK M	50 230	47 900	+5
Invoiced sales, SEK M	48 700	48 900	0
Profit after financial items, SEK M	5 063	5 606	-10

Consolidated profit after financial income and expenses totaled SEK 5,063 M (5,606), including items affecting comparability. Earnings per share amounted to SEK 13.70 (14.40). Return on capital employed was 15.4% (17.4).

The Board of Directors proposes a dividend of SEK 10.00 (9.50) per share, corresponding to 73% of earnings per share and representing an increase of 5% from a year earlier.

COMPANY ACQUISITIONS

An agreement was reached in February with the principal owners of German Walter AG to complete the acquisition that was initiated during 2001. This means that Sandvik has consolidated the Walter Group as from 25 February. During the third quarter, Sandvik decided to make a public offer to the other shareholders in Walter AG for the acquisition of all shares outstanding at a price of EUR 32.50/SEK 302 per share. The total value of the offer was about EUR 29.3 M, of which EUR 21.0 M had been accepted at the end of December. The offer was extended thereafter. At 31 December Sandvik's ownership interest was 94% of the shares outstanding. Goodwill has been estimated at SEK 810 M. Taking into account Walter's strategic importance as a complementary brand, amortization was set at 20 years. Walter's operations include tools for metalworking, software systems for tool management and numerically controlled grinding machines. Sales amounted to approximately SEK 2,500 M. The head office is located in Tübingen, Germany, and the company has about 2,000 employees.

In August, Sandvik acquired the North American tool company Valenite from Milacron Inc., US. The company, with about 1,300 employees, has its head office in Madison Heights, Michigan, US, and production units in South Carolina, Michigan and Texas. Sales in 2002 amounted to about SEK 1,850 M. The purchase price was SEK 1,645 M and goodwill is estimated at SEK 855 M. Considering Valenite's strategic importance as a complementary brand, the amortization period for this acquisition was also set at 20 years.

In November, Sandvik Mining and Construction acquired Mazda Earth Technologies' operations in Japan. Mazda Earth Technologies is a leading manufacturer of machinery and equipment for the Japanese mining and construction industries. The operations being acquired have annual sales of about SEK 500 M and include the Toyo brand, development and production rights as well as a sales and service organization with about 30 employees.

OTHER STRUCTURAL CHANGES

In the first quarter, Sandvik's interest in the associated company Avesta Sandvik Tube AB was reduced from 25% to 17%. This was effected through a non-cash issue whereby the principal owner, AvestaPolarit, contributed the Finnish tube manufacturer Oy Ja-Ro Ab thereby increasing its number of shares in the company. At the same time, the company's name was changed to AvestaPolarit Stainless Tube AB.

In May, Sandvik Materials Technology announced the decision to close the production of stainless-steel spring wire at the Gusab Stainless AB subsidiary in Mjölby, Sweden, which has about 110 employees. The closure is expected to be completed during 2003 and production of spring wire is being transferred to other units in the wire operations. The shutdown is part of the previously announced program of change intended to increase efficiency and align production capacity within Sandvik Materials Technology.

Sandvik Tooling decided in May to close production of cemented-carbide seal rings and wear parts in Espergaerde, Denmark, and to transfer most of the production to the unit in Barcelona, Spain. The closing affects slightly more than 100 employees and is expected to be completed in the beginning of 2003. The closure is part of Sandvik Tooling's program of change.

During the third quarter, Sandvik Tooling consolidated its Precision Twist Drill operations in the US. One of the major actions taken was the transfer of the production in Rhinelander, Wisconsin, to Crystal Lake, Illinois, which reduced the number of employees by about 250.

Sandvik Materials Technology decided in the third quarter to intensify the ongoing program of change through a review of the organizational structure at the main facilities in Sandviken. The aim is to improve profitability through reduced costs, enhanced efficiency and increased flexibility. As a result of this action, the number of salaried employees in Sandviken was reduced by 138 positions in the beginning of 2003.

In November, Sandvik Mining and Construction reached an agreement with Furukawa Co. Ltd in Tokyo, Japan, regarding product exchanges of rock-drilling and demolition tools and certain production cooperation. The intention initially is to be able to offer locally manufactured products in Japan.

Sandvik Mining and Construction decided in November to consolidate its production in North America of machinery for the mining industry to its plants in Alachua, Florida, US, and Burlington, Ontario, Canada. Work is under way to close the plant in Bluefield, West Virginia, which mainly manufactures machinery for the continuous mining of coal.

BOARD PROCEDURES

The members of the Board of Directors are presented separately on pages 64–65. Seven Board meetings were held during the year.

The Board's written work procedure and instructions regarding division of work between the Board and the President and financial reporting was revised during the year.

In order for the Board to follow the course of the auditing activities, the auditors of the company are regularly invited to two of the Board meetings conducted during the year. At the Board meeting held in conjunction with the Annual General Meeting 2002, the auditors presented a report on 2001 and at the Board meeting in November, the auditors participated in discussions about the scope of the audit and some specific issues.

A Salary Committee consisting of Clas Åke Hedström and Anders Nyrén has been appointed to propose the terms of employment for certain senior executives and to submit a report to the Board for approval.

In addition to reviewing the Group's ongoing operations and financial development, the Board's work has, for example, involved issues regarding acquisitions and significant investments as well as matters related to the financial structure.

During the year, the business area presidents reported to the Board about strategic and other important matters within their respective areas.

In accordance with a decision by the Annual General Meeting, the Board has a Nomination Committee composed of Sandvik's Chairman and representatives of the four largest owners. With the Annual General Meeting 2003 approaching, the Nomination Committee consists of Sandvik Chairman Clas Åke Hedström, Carl-Olof By (Industrivärden), Curt Källströmer (SHB Pension Foundation and SHB Investment Funds), Marianne Nilsson (Robur) and Lars Otterbeck (Alecta).

NEW PRESIDENT AND NEW BOARD CHAIRMAN

In January 2002, Clas Åke Hedström announced his decision to leave his position as President and CEO of Sandvik AB in conjunction with the Annual General Meeting in 2002.

The Board of Directors appointed Lars Pettersson as new President and CEO effective 7 May 2002. Lars Pettersson was previously Executive Vice President of the Group.

Also in January 2002, Percy Barnevik, Chairman of the Board of Sandvik AB since 1983, expressed his desire to step down and declined reelection. The Board decided to name Percy Barnevik Honorary Chairman when he left the Board. The appointment is a mark of respect that does not entail any remuneration, nor participation in Board meetings.

Clas Åke Hedström was named new Chairman by the Board effective 7 May 2002.

OBJECTIVES FOR THE GROUP

In August 2000, overall Group objectives were established. The goals meant that organic sales growth shall reach an average of 6% annually over a business cycle compared with the earlier result of 4%. Company acquisitions come in addition. The annual return on capital employed shall average 20%.

Since the beginning of 1994, the Group has been posting an average organic growth of 4% per year and a return on capital employed of 19.1%. Growth through the net of acquisitions and divestments has averaged 4% annually.

Moreover, the Group set an ambition to increase the net debt/equity ratio from 0.3 to the range of 0.6–0.8 in order to improve the capital structure before year-end 2003. This is to be achieved through organic growth, acquisitions, continued high dividend – at least 50% of earnings per share – and the buy-back of the company's own shares. At year-end 2002, net debt/equity ratio was 0.5.

BUY-BACK OF OWN SHARES

The Annual General Meeting authorized the Board to continue buying back the company's own shares during the period until the next AGM. The stock repurchases shall be made on Stockholmsbörsen (Stockholm Exchange) but to a certain limit – the company's holding of own shares (treasury stock) may not on any occasion exceed 10% of the total number of shares outstanding. The stock buy-backs shall take place at the prevailing market price. The stock repurchase is a step in adjusting the company's capital structure in accordance with established financial objectives.

At 31 December 2002, Sandvik held 8,697,000 of its own shares, corresponding to 3.4% of the total number of shares (258,709,350). The purchase price was SEK 1,889 M.

MARKET CONDITIONS

A sharp economic downturn marked the beginning of 2002, with industrial production within OECD falling at an annual rate of 2.5%. However, during the course



INVOICED SALES, SEK M
42 400
39 300
43 750
48 900
48 700
98 99 00 01 02
PROFIT AFTER FINANCIAL ITEMS, SEK M
as a percentage of invoiced sales
9
14
13
11
10
3 935
5 465
5 804
5 606
5 063
98 99 00 01 02
RETURN ON CAPITAL EMPLOYED, %
98 99 00 01 02
INVESTMENTS IN FIXED ASSETS, SEK M
2 811
1 875
2 087
2 627
2 357
98 99 00 01 02
NUMBER OF EMPLOYEES 31 DECEMBER
37 520
33 870
34 742
34 848
37 388
98 99 00 01 02

* Excluding items affecting comparability

of 2002, economic conditions improved in such a manner that industrial production pulled a recovery and started to grow. At year-end 2002 production rose by around 1% on an annual basis. Total production by the end of the 2002 was, however, nearly on the same level as at year-end 2001 and lower than at year-end 2000.

Improved conditions were most pronounced in NAFTA as the decline bottomed out during the year and turned into a slight upswing. This improvement also affected South America, with Brazil and Chile exhibiting some growth and Argentina limiting its decline.

Economic decline in the European Union also bottomed out during the year but industrial production then remained unchanged. Finland was the only EU country that showed good growth by year-end 2002. Eastern European countries experienced favorable economic conditions up until the end of the year when signs of a slowdown emerged. Countries with extensive mining industries such as South Africa and Australia displayed positive growth during the year. In Asia, the markets of China and South Korea remained favorable while that of India worsened. Southeast Asian countries showed a sharp upswing at the end of the year, with the exception of Singapore and Indonesia. Industrial production in Japan also turned upward, but from a very low level.

Overcapacity, low industrial investments and high but receding private consumption characterized the global economy in 2002. Furthermore, accounting scandals, slumping stock markets and continued high indebtedness in the US contributed to the significant weakening of the dollar, and anxiety about a weak business climate in 2003.

Demand was good in several industrial sectors during the year. With high activity and price hikes, the market was initially beneficial for the energy industry. Toward the end of the year, however, the trend turned more flat despite the increased oil prices. The coal industry in the US developed weakly and this, along with a declining US dollar, adversely affected coal mining in other countries. In the automotive industry, production rose through a rebuilding of inventories and stimulus packages that helped spark an increase in sales. The increase was most apparent in NAFTA and Asia. Heavy vehicles suffered a slump during the year, however, and sales of heavy trucks dropped by 10% in Europe. The mining industry for precious metals experienced high demand thanks to price increases on materials such as gold and platinum. Base metal mining deteriorated on the other hand. Activity in the construction industry was stable at a low level in Europe but high in major parts of Asia and Australia.

Demand weakened in other industrial sectors. Production within the general engineering industry stabilized at a level that was below the average for the preceding year. The aerospace industry cut back on its operations, particularly within civil aviation. Demand from consumer-related industries fell slightly while demand from the electronics and telecom industries remained at the low year-earlier level.

Order intake by market area

	2002	Share	2001	Change	
	SEK M	%	SEK M	%	*
EU	20 122	40	19 599	+3	-5
Rest of Europe	3 875	8	3 487	+11	+1
Total Europe	23 997	48	23 086	+4	-5
NAFTA	11 497	23	10 846	+6	0
South America	2 180	4	2 061	+6	-2
Africa, Middle East	2 653	5	2 544	+4	+16
Asia, Australia	9 903	20	9 363	+6	+3
Group total	50 230	100	47 900	+5	-1

* Change compared with a year earlier excluding currency effects and company acquisitions.

Invoiced sales by market area

	2002	Share	2001	Change	
	SEK M	%	SEK M	%	*
EU	19 887	41	19 698	+1	-7
Rest of Europe	3 694	8	3 566	+4	-5
Total Europe	23 581	49	23 264	+1	-6
NAFTA	11 126	23	11 543	-4	-10
South America	2 018	4	2 013	0	-11
Africa, Middle East	2 668	5	2 511	+6	+17
Asia, Australia	9 307	19	9 569	-2	-5
Group total	48 700	100	48 900	0	-7

* Change compared with a year earlier excluding currency effects and company acquisitions.

Invoiced sales in the 10 largest markets

	2002	2001	Change
	SEK M	SEK M	%
US	9 201	9 650	-5
Germany	4 711	4 597	+2
Italy	3 332	3 189	+4
Australia	3 041	3 160	-4
France	2 901	2 835	+2
UK	2 348	2 465	-5
Sweden	2 257	2 299	-2
Japan	1 739	2 092	-17
South Africa	1 423	1 288	+10
Canada	1 401	1 389	+1

Earnings and returns

	2002	2001
Operating profit, SEK M	5 771	6 103
as a percentage of invoiced sales	12	12
Profit after financial income and expenses, SEK M	5 063	5 606
as a percentage of invoiced sales	10	11
Return on capital employed, %	15.4	17.4
Return on shareholders' equity, %	14.9	15.5
Earnings per share, SEK	13.70	14.40
Diluted earnings per share, SEK	13.50	14.30

Definitions, page 50.

SALES

Sandvik Tooling's order intake fell at the start of the year but stabilized toward the year-end, particularly for cemented-carbide tools, in market regions such as NAFTA. Demand for high-speed steel tools for metalworking applications was low. Cemented-carbide blanks for the electronics industry also suffered from weak demand.

Sandvik Mining and Construction increased its order intake for tools and service as well as for equipment for demolition and crushing in the mining and construction industries. Order intake for drilling rigs and loaders fell slightly but this was offset by an increase in the rental of these products. Sales of equipment to the coal industry declined, primarily in the US. Activity in bulk-materials handling was lower than in the preceding year despite some large orders received toward the end of the year.

Sandvik Materials Technology experienced favorable demand for certain project-related tube products and consumer-related strip products. However, the order books for tube products to the oil/gas industry and the general engineering industry were low by the end of the year. Demand for Kanthal products in the electronics industry remained constant at a low level. Toward the end of the year, the business area received a major order for sorting equipment from the US.

Order intake fell within the EU and the rest of Western Europe but was strong in Eastern Europe. In NAFTA, order intake fell in the beginning of the year but later recovered with the help of orders such as the aforementioned project order received by Sandvik Materials Technology. The economic climate in South America improved toward the end of the year and led to an increase in order intake in Brazil and Chile. Demand in Africa and Australia for equipment to the mining industry was favorable. Order intake for Sandvik products in Asia was strong, particularly in China. Demand improved in Japan.

RAW MATERIALS

The nickel price rose from USD 5,000 to 7,700/ton.

Prices for tungsten and tantalum continued to decline during 2002.

EARNINGS AND RETURNS

Operating profit amounted to SEK 5,771 M (6,103), down 6% compared with the preceding year.

Unfavorable currency exchange rates had a marginal impact on operating profit. The decline in profit was mainly due to lower sales and production volumes.

Application during the year of the new accounting principle for capitalization of certain development expenditures affected earnings positively in the amount of about SEK 185 M.

Allocations to the profit-sharing plan for employees in wholly owned Swedish companies totaled SEK 150 M (150).

The year-earlier earnings included capital gains of SEK 340 M on the sale of shares and provisions for restructuring costs in the amount of SEK 515 M.

Net financial items amounted to an expense of SEK 708 M (497). The increase in net financial expense is attributable to rising borrowing rates and longer fixed interest terms. Profit after financial income and expense was SEK 5,063 M (5,606).

Tax expenses totaled SEK 1,431 M (1,712), or 28% (31) of profit before taxes. During the year, Sandvik received information from the Swedish Tax Authority that owing to limitation it was no longer claiming SEK 120 M from the company relating to the 1987 tax assessment. The tax rate for 2002 was also positively affected by the deductible losses incurred on restructuring of certain parts of the foreign organization.

Net profit was SEK 3,436 M (3,688). Earnings per share reached SEK 13.70 (14.40).

Quarterly trend of profit after net financial items

		Invoiced sales SEK M	Profit after financial items SEK M	Net margin %
2001	1st Quarter	12 050	1 525	13
	2nd Quarter	12 440	1 635	13
	3rd Quarter	11 630	1 297	11
	4th Quarter	12 780	1 149 *	9
2002	1st Quarter	11 800	1 261	11
	2nd Quarter	12 510	1 457	12
	3rd Quarter	11 730	1 036	9
	4th Quarter	12 660	1 309	10

* Items affecting comparability of SEK +340 M.

Order intake by business area

	2002 SEK M	2001 SEK M	Change %	Change *
Sandvik Tooling	17 904	16 355	+9	-3
Sandvik Mining and Construction	14 833	13 407	+11	+5
Sandvik Materials Technology	13 414	13 843	-3	-1
Seco Tools	4 055	4 269	-5	-4
Group activities	24	26	/	/
Group total	50 230	47 900	+5	-1

* Change compared with a year earlier excluding currency effects and company acquisitions.

Invoiced sales by business area

	2002 SEK M	2001 SEK M	Change %	Change *
Sandvik Tooling	17 840	16 561	+8	-5
Sandvik Mining and Construction	13 842	13 501	+3	-4
Sandvik Materials Technology	12 970	14 528	-11	-8
Seco Tools	4 017	4 259	-6	-5
Group activities	31	51	/	/
Group total	48 700	48 900	0	-7

* Change compared with a year earlier excluding currency effects and company acquisitions.

Operating profit by business area

	2002 SEK M	2002 % of sales	2001 SEK M	2001 % of sales
Sandvik Tooling	2 711	15	2 964 *	18
Sandvik Mining and Construction	1 477	11	1 348	10
Sandvik Materials Technology	1 182	9	1 281	9
Seco Tools	689	17	787	18
Group activities	-288	/	-277	/
Group total	5 771	12	6 103	12

* Items affecting comparability of SEK +340 M.

INVOICED SALES BY BUSINESS AREA


Seco Tools
Tooling
Materials Technology
Mining and Construction

EARNINGS BY BUSINESS AREA


Seco Tools
Tooling
Materials Technology
Mining and Construction

NUMBER OF EMPLOYEES BY BUSINESS AREA


Seco Tools
Tooling
Materials Technology
Mining and Construction

Return on capital employed was 15.4% (17.4) and return on shareholders' equity 14.9% (15.5).

BUSINESS AREAS

The Group's order intake and invoiced sales by business area are presented in separate tables.

Seco Tools is a listed company and publishes its own Annual Report with comments on its operations.

Sandvik Tooling's order intake amounted to SEK 17,904 M (16,355), a decline of 3% compared with the preceding year at fixed exchange rates for comparable units. Invoiced sales totaled SEK 17,840 M (16,561), down 5% at fixed exchange rates for comparable units. The business climate for metalworking tools was weak, particularly for tools in high-speed steel and cemented-carbide blanks. Order intake developed negatively within the EU but remained stable in NAFTA at the relatively low level set in 2001. A positive development was noted for Eastern Europe and in most of Asia and Australia. Despite the difficult business situation, the business area increased its market shares, primarily through the successful launch of new products. The newly acquired companies Walter and Valenite accounted for SEK 2,632 M of order intake and SEK 2,721 M of invoiced sales.

Operating profit was SEK 2,711 M (2,964), or 15% of invoiced sales. It was affected negatively by exchange-rate movements and lower sales and production volumes. Acquisitions affected earnings positively by SEK 47 M. Excluding acquisitions, the operating margin was 18%. Measures to improve the structure were carried out during the year, resulting in a reduction of production and distribution units. The number of employees was reduced during the year by around 1,000 for comparable units. The actions taken will generate annual cost savings of about SEK 500 M, which will be achieved successively in 2003.

Sandvik Mining and Construction's order intake continued to develop positively compared with the preceding year and amounted to SEK 14,833 M (13,407), an increase of 5% at fixed exchange rates for comparable units. Demand in the mining industry was favorable although some uncertainty was noted regarding the future level of investment in heavy machinery. The activity in the energy segment, particularly coal mining, slowed further. Demand in the construction industry was slightly lower than in the preceding year.

Invoiced sales reached SEK 13,842 M (13,501), a decline of 4% at fixed exchange rates for comparable units. The main reasons behind the drop in invoiced sales were the weak US coal market and the increasing share of rental resulting in the spreading of invoicing over a longer period.

The acquisition of Mazda Earth Technologies contributed SEK 16 M to the order intake and invoiced sales.

Operating profit was SEK 1,477 M (1,348), or 11% of invoiced sales. The business area's favorable development is the result of a successful sales and service organization, new products and continued efficiency improvements of the production structure. Earnings developed positively compared with the preceding year owing to a favorable product mix, high capacity utilization in most segments of the operations and lower costs.

Sandvik Materials Technology (formerly Sandvik Specialty Steels) posted an order intake of SEK 13,414 M (13,843), a decline of 1% at fixed exchange rates for comparable units. Demand was good during most of the year for project-related special products in the product area tube and consumer-related strip products. The market situation in the EU remained weak and declined further during the year in NAFTA. Demand in the electronics industry showed no signs of an upturn, which affected parts of the business area, particularly Kanthal. Lower demand for special products to the oil/gas industry and certain standard products to the engineering industry will affect the business area's capacity utilization at the beginning of 2003. Invoiced sales reached SEK 12,970 M (14,528), down 8% at fixed exchange rates for comparable units. Sales of products to the consumer-related industry segment continued to decline, which affected parts of the business area, particularly Kanthal.

Operating profit declined to SEK 1,182 M (1,281), or 9% of invoicing. Lower volumes and prices negatively affected earnings while higher nickel prices had a positive impact.

The program of change initiated in 2000 continued to be implemented with measures such as the rationalization of the production structure and the sales organization in Europe.

The original intent of the program of change, being implemented between 2000 and 2003, was to downsize the workforce by between 600 and 700 persons. However, the total reduction amounted to nearly 800 employees by December 2002. Worsening economic conditions during the year for the entire business area meant that the program of change was accelerated, while measures were taken to adjust costs and resources to the lower demand. During the fourth quarter, the Group began negotiations to reduce the number of administrative employees at the Sandviken operations. The negotiations were completed in January 2003 and resulted in a reduction of 138 employees.

Group activities include operating expenses for Group central administration and finance operations and other Group activities not linked to the business areas.

FINANCIAL POSITION

Cash flow from operating activities amounted to SEK 7,190 M (5,093). Cash flow after investments, acquisitions and divestments was SEK 2,482 M (1,220). Liquid funds at year-end amounted to SEK 2,175 M (2,258). Interest-bearing provisions and liabilities less liquid funds yielded a net debt of SEK 11,435 M (9,964).

In 2002 Sandvik acquired a new five-year credit facility amounting to USD 500 M. This facility, along with the older one amounting to USD 650 M (maturing in 2004), remained unutilized at year-end. The two credit

Financial position

	2002	2001
Cash flow from operating activities, SEK M	7 190	5 093
Cash flow after investments and divestments, SEK M	2 482	1 220
Liquid assets and short-term investments, 31 Dec., SEK M	2 175	2 258
Loans, 31 Dec., SEK M	10 907	10 183
Net debt, 31 Dec., SEK M	11 435	9 964
Net financial items, SEK M	-708	-497
Equity ratio, %	48	50
Net debt/equity ratio, times	0.5	0.4
Shareholders' equity, 31 Dec., SEK M	23 205	23 972
Shareholders' equity per share, 31 Dec., SEK	92.80	95.50

Definitions, page 50.

facilities are the Group's primary liquidity reserves. During 2002, Sandvik expanded its Swedish bond loan program to a framework of SEK 5,000 M. The Group has a total of SEK 1,774 M in bonds outstanding in the program. Retail bonds were sold to private persons in a nominal amount of SEK 200 M.

The international credit-rating institute Standard & Poor's has retained its A+ credit rating for Sandvik's long-term borrowing, and A-1 for short-term borrowing.

INVENTORIES

The value of inventories amounted to SEK 12,849 M (12,953) at year-end, which was 26% (26) relative to invoiced sales.

ACCOUNTS RECEIVABLE

Accounts receivable at year-end totaled SEK 9,649 M (9,847), which was 19% (19) relative to invoiced sales.

SHAREHOLDERS' EQUITY

Shareholders' equity at year-end amounted to SEK 23,205 M (23,972), or SEK 92.80 (95.50) per share. The equity ratio was 48% (50).

CAPITAL EXPENDITURES

	2002	2001
Investments in property, plant and equipment, SEK M	2 357	2 627
as a percentage of invoiced sales	4.8	5.4

Of the investments in tangible fixed assets, SEK 213 M (137) pertained to Sandvik Mining and Construction's machinery for rental.

The purchase price for company acquisitions during the year was SEK 2,709 M (1,456).

RESEARCH, DEVELOPMENT AND QUALITY ASSURANCE

The Group's expenditures during 2002 for research and development and quality assurance amounted to SEK 1,853 M (1,787), corresponding to 3.8% of invoiced sales, a decline from a year earlier of about 2% for comparable units.

Within Sandvik Tooling, Coromant launched the so-called Wiper technology for turning, which gives the customer higher productivity and surface-finish. CoroMill Century, a high-performance milling cutter for aluminum processing, was launched. Walter extended its product range, with its Tiger Tec brand of cemented carbide inserts and its Walter Color Select concept, which increase the customer's cutting capacity and, through its unique concept of two-colored surface coating, ensures safe processing. Sandvik Tooling carried out several developments within solid carbide, such as Prototyp products for processing of tempered steel.

Sandvik Mining and Construction developed a new low-profile loader of the EJC brand for customers in the mining industry. A new, smaller Tamrock surface-drilling rig in the Commando 120 series was developed with four-wheel drive and in a compact format. BPI launched several surface-drilling rigs in the Triton series, with very high stability. A new crusher, Merlin VSI, was developed for crushing processes in the mining and construction industries. Sandvik Materials Technology found new applications for the new material Sandvik Nanoflex™ whose strength, even in extremely thin forms, makes its suitable for protection and security and for medical applications. A new strip steel for flapper valves, Sandvik Hiflex™, was launched for the automotive industry. Tube products of the new steel type, Sandvik Safurex™, won major market success in the fertilizer industry. Some ten new Kanthal products were introduced for the furnace and electronics industries.

PERSONNEL

The number of employees at year-end was 37,388 (34,848). For comparable units, the number of employees decreased by 843 (2001: increase 944).

	2002	2001
Number of employees, 31 Dec.*	37 388	34 848
Average number of employees		
Women	6 434	6 356
Men	29 684	28 439
Total	36 118	34 795

* Part-time employees adjusted to reflect an equivalent number of full-time employees.

At 31 December 2002, the number of persons employed by the Group in Sweden was 9,815 (10,022).

Details regarding personnel costs and the average number of employees are provided on pages 51–52.

In 2002, Sandvik decided to invest SEK 60 M in the Göransson School in Sandviken, Sweden, for technical upper secondary school education. The investments are for the training premises in the Sandvik industrial site and should be viewed in terms of Sandvik's need to ensure favorable conditions in the long term for recruiting technically skilled employees locally.

EMPLOYEE PROFIT-SHARING AND BONUS PROGRAMS

Since 1986, Sandvik has had a profit-sharing system for all employees of wholly owned companies in Sweden. The Group's return during 2002 meant that the maximum amount, SEK 150 M, was allocated to the profit-sharing fund.

In accordance with the decision of the Annual General Meeting in 1999, employees in Sweden were offered to subscribe for convertible debentures in Sandvik AB. About 70% of the employees subscribed for convertibles totaling SEK 955 M. The convertible debenture loan expires on 30 June 2004. Conversion to new shares is possible during the period 2 July 2001 through 31 May 2004. The conversion price is SEK 219. The convertible loan carries annual interest corresponding to STIBOR less 0.75 percentage points. As of August 2002, the convertibles are listed on Stockholmsbörsen (Stockholm Exchange).

At the same time, employees outside Sweden were issued 560,900 options, which at exercise yield the same number of shares. At full conversion and full exercise of the options, a total of 4,921,050 shares will be issued, corresponding to a dilution of 1.9%. During 2002, 12,250 new shares were issued through conversion.

A stock option plan was established in 2000 for senior executives in the Group. The plan provides the possibility of an annual allocation of personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The allotment, which is consideration-free, is based on Sandvik's return on capital employed in the preceding year. The allotment is conducted in accordance with the principles given under Planning and decision-making process on page 52. As prescribed by Swedish accounting practice, Sandvik reports no costs in connection with the allotment in its Income Statement. The program is based on existing shares and, accordingly, has no dilutive effects. In 2000, 1.4 million options with an exercise price of SEK 289 were allotted. In 2001, 1.6 million options with an exercise price of SEK 259 were allotted and in 2002, 0.8 million options with an exercise price of SEK 259 were allotted. The value for 2002 was SEK 48.65 per option in accordance with the Black & Scholes valuation model. At the allotment date, the total value was SEK 38.9 M.

Currently, through a swap agreement with a bank, the company has secured the right to buy 1,800,000 shares at a price of SEK 234 per share as financial hedging of the options program. Accordingly, the impact on the company's costs of future increases in the Sandvik share price is limited. In the event that the price of the Sandvik shares is less than the contracted price, a provision is made for the difference between the contracted price and the share price at year-end. The change in this provision for 2002 resulted in a charge against earnings for the year of about SEK 55 M, since it is assumed that the personnel stock options will be settled in cash.

The Board decided at its February meeting in 2003 to allot 1.0 million options to about 300 senior executives and specialists in the Group, of which 31,000 options to the President. The options have an exercise price of SEK 206. The value of the options allotted was calculated at SEK 25.07 per option in accordance with the Black& Scholes model. The total value for 2003 amounts to SEK 25.1 M.

REVISED ACCOUNTING PRINCIPLES IN 2003 FOR EMPLOYEE BENEFITS

As of 2003, Sandvik applies the Swedish Financial Accounting Standards Council's recommendation RR29 Employee Benefits in the consolidated accounts. The rules are based on IAS 19. Pensions and other post-retirement benefits have previously been reported in accordance with local rules in each country. The transition to RR29 results in an increase in the Group's pension liabilities of about SEK 1,600 M. After deduction for deferred taxes, the consolidated shareholders' equity is reduced by SEK 1,050 M. Sandvik has chosen to report this effect as an adjustment item in shareholders' equity at 1 January 2003. Accordingly, the change in itself does not affect earnings or cash flow. The change does not alter the Sandvik Group's obligations to its employees.

DISCHARGE OF CARBON OXIDE
Sandvik Group, total
tons/SEK M in invoicing


3.2
3.1
2.8
2.9
3.0
98
99
00
01
02

ELECTRICITY CONSUMPTION
Sandvik Group, total
MWh/SEK M in invoicing


25.2
26.5
26.6
24.3
19.5
98
99
00
01
02

ENVIRONMENT

The Group conducts licensed operations in accordance with the Environmental Protection Act at its main plants in Sandviken, Gimo, Stockholm, Hallstahammar and Svedala and at a number of other locations in Sweden. Most of the larger foreign subsidiaries also conduct operations that are covered by specific environmental regulations.

Annually, comprehensive environmental reports on the main Swedish operations are submitted to the supervisory authorities in which the license standards and compliance with the various requirements are presented.

The environmental impact is linked mainly to the energy-demanding transformation of raw materials to semi-finished goods in the form of billets of steel and special metals in Sandviken and Hallstahammar. The main portion of the raw material is recovered steel scrap. Most of the other operations in the Group are characteristic of the engineering industry, with limited emission to air and water.

One of the Group's comprehensive environmental objectives is to introduce environmental management systems in accordance with ISO 14001 at major production units. At the end of 2002, about 25 units have been certified, which is slightly less than half of the units to be certified. Other objectives pertain to measures for recycling of products and reducing energy consumption, primarily electricity, and reducing carbon dioxide emissions in relation to invoiced sales. Trends in recent years are shown in the adjacent chart.

Projects are in progress at Kanthal in Hallstahammar and several foreign units to reduce and eventually eliminate the use of trichloroethylene.

For plants within the EU with their own landfills, EU directives require that landfills not completed by 2008 must comply with an extensive program of restoration measures. Several of the Group's Swedish units are affected.

Sandvik AB has applied for a new license with the Environmental Court for its entire operations in Sandviken. The application will be considered during 2003.

PARENT COMPANY AND SUBSIDIARIES OPERATING ON COMMISSION FOR SANDVIK AB

Parent Company invoiced sales amounted to SEK 11,935 M (12,270) and operating profit was SEK 1,428 M (1,340). Liquid funds and interest-bearing assets, less interest-bearing liabilities and provisions, amounted to SEK 693 M (neg. 1,086). Investments in fixed assets amounted to SEK 856 M (647).

The number of employees in the Parent Company and the subsidiaries operating on commission for Sandvik AB at 31 December 2002 was 6,926 (7,090).

In addition to Sweden, the Parent Company's operations are carried out in a number of countries, mainly through representative offices.

Financial risk management

As an international group, Sandvik is exposed to currency, interest and financial risks. Group guidelines for its financial activities are based on reducing the financial risks to which the company is exposed as a consequence of its normal business operations.

CURRENCY RISK

Foreign-exchange movements affect the company's earnings, shareholders' equity and competitive situation in different ways:

- Earnings are affected when sales and purchases are made in different currencies (transaction exposure).
- Earnings are affected when assets and liabilities are denominated in different currencies (translation exposure).
- Earnings are affected when the financial results of subsidiaries are translated to Swedish kronor (translation exposure).
- Shareholders' equity is affected when net assets of subsidiaries are translated to Swedish kronor (translation exposure).
- The competitive situation is affected by differences between Sandvik's cost currency base and the currency bases of its competitors (indirect currency exposure).

TRANSACTION EXPOSURE

For a company like Sandvik that is active internationally, it is important to offer customers opportunities to pay in their own currencies. As a result, the Group is continuously exposed to currency risks in accounts receivable denominated in foreign currency and in future sales to foreign customers.

Sandvik in Sweden has large surplus flows of foreign currency that are exposed to transaction risks, since a large percentage of production is in Sweden. The company also has major exporting production units in other countries, particularly in the euro area, with net flows of currencies other than their own. The Group's net inflow of payments in foreign currencies in 2002 amounted to approximately SEK 11,400 M. Currencies with the largest surpluses are shown in the diagram.

In accordance with Sandvik's guidelines, the flow of foreign currency must be hedged. The first hedging measure always involves using currency received to pay for purchases in the same currency. Furthermore, all major project orders received are separately hedged to secure the gross margin. In addition, the anticipated net flow of sales and purchases is hedged through forward contracts. The hedging horizon for the Group as a whole is normally 1–6 months, but may be extended to as much as nine months, depending on expectations with respect to foreign-exchange movements. As of 31 December 2002, the hedging horizon was three months.

TRANSLATION EXPOSURE

Group subsidiaries normally shall not have any translation risk in their balance sheets. Accordingly, a subsidiary's receivables and liabilities in foreign currencies must be hedged.

As of 31 December 2002, net assets of Group subsidiaries in foreign currencies amounted to approximately SEK 17,550 M.

The net assets per currency are shown in the diagram. Subsidiaries transact most of their intra-Group borrowing in their own currencies. Net assets in foreign currency, normally comprising the subsidiary's shareholders' equity, are translated to Swedish kronor at year-end exchange rates. Differences that arise due to changes in exchange rates since the preceding year-end are reported in consolidated shareholders' equity.



NET FLOWS IN FOREIGN CURRENCY, SEK M
4 300
4 300
3 600
3 450
750
900
700
750
400
650
900
1 350
EUR
USD
AUD
JPY
GBP
Other currencies
NET ASSETS IN FOREIGN CURRENCY, SEK M
6 400
8 000
4 100
3 050
870
1 450
850
850
600
700
3 980
3 500
EUR
USD
GBP
CHF
AUD
Other currencies
2001 2002
2001 2002

Earnings of foreign subsidiaries are translated to Swedish kronor each quarter at average exchange rates for the quarter.

INDIRECT CURRENCY EXPOSURE

A company's competitiveness is determined largely by production costs, which can be strongly influenced by the global location of its production operations. Within the Sandvik Group, a relatively large part of production is situated in Sweden. Many competitors locate their production to other countries with a different cost base, which affects the competitive situation. For Sandvik, this may be called an indirect currency risk that is difficult to quantify. Furthermore, the risk changes constantly as a result of fluctuating conditions.

Sandvik's company acquisitions outside Sweden during recent years have broadened the Group's cost base. Its indirect currency exposure, accordingly, has been reduced.

RULE OF THUMB FOR EVALUATING EXCHANGE-RATE SENSITIVITY

The most important impact of foreign-exchange movements on the Group's profit occurs via transaction flows and the translation of the earnings of subsidiaries. As a rule of thumb, it may be stated that a change of plus or minus SEK 0.10 in the USD rate is estimated to change Sandvik's operating profit by plus or minus SEK 25 M on an annual basis, under the conditions prevailing at year-end 2002. A change of SEK 0.10 in the rate for

SENSITIVITY OF OPERATING PROFIT TO CHANGES IN EUR AND USD EXCHANGE RATES (2002)



Change in SEK M on an annual basis
100
EUR
60
USD
20
-0.10
Currency rate change in SEK
0.10
-20
USD
-60
EUR
-100

EUR would have a comparable effect of SEK 65 M. The change in earnings occurs with a time-lag, since a change in exchange rates does not have an impact until the hedging horizon has been passed. Experience shows that foreign-exchange movements also have other indirect effects on earnings that can be difficult to foresee and analyze. The rule of thumb, therefore, should be used cautiously for a company like Sandvik that has global production and sales.

INTEREST-RATE AND LIQUIDITY RISK

Interest risk

Sandvik normally does not invest any liquidity in short-term investments. Whenever possible, temporary liquidity surpluses are used to reduce loans.

Changes in interest rates mainly affect the cost of the company's borrowings. In accordance with the Group's financial guidelines, Sandvik's average fixed interest-rate period for loans – which was approximately 20 months at 31 December 2002 – may vary from three months to three years.

Liquidity risk

Sandvik raised a five-year line of credit totaling USD 500 M in 2002. As in the case of previously granted lines of credit totaling USD 650 M (expiration in 2004), the credit had not been utilized as of 31 December 2002. The two facilities represent the Group's principal liquidity reserve. With this line of credit, the company expects to be able to meet all normal liquidity needs during the year.

Standard & Poor's, the international credit evaluation institute, has maintained its A+ credit rating for Sandvik's long-term borrowing and A-1 for short-term borrowing.

INTERNAL BANKS

For an international group of Sandvik's size, there are substantial advantages in managing questions concerning financing and financial exposure centrally. Accordingly, Sandvik has conducted internal banking activities for many years. In addition to existing units in the Netherlands and Singapore, a new unit was established in the US in 2002 and, effective 1 January 2003, representation has also been established in Brazil. As a result, Sandvik's internal banking activities now cover all time zones.

The internal bank is responsible for supporting subsidiaries with loans, investment opportunities and currency transactions. It also offers advisory services in areas related to financing. The unit in the Netherlands acquires the greater part of receivables created through intra-Group sales. It also manages Sandvik's netting system and is responsible for international cash management. The internal banks are governed by guidelines formulated by Group Executive Management. The Board of Directors sets the permissible level of financial exposure.

Various financial derivatives such as futures contracts, options and swaps are used regularly to manage and control financial risks. These derivatives enable the internal banks to reduce the risks quickly and effectively.

It is important to emphasize that Sandvik's internal banking activities are not conducted for the purpose of generating profits. The objective of the activities, instead, is to reduce the financial risks to which the company is exposed in its normal business operations, and to ensure that Sandvik is able to fulfill all normal liquidity requirements during the year.

Consolidated income statement

Amounts in SEK M		2002	2001
Invoiced sales	Notes 2, 3	48 700	48 900
Cost of goods sold	Note 5	-33 013	-33 978
Gross profit		15 687	14 922
Selling expenses		-8 122	-7 231
Administrative expenses		-2 051	-2 057
Other operating income		437	359
Other operating expenses		-180	-230
Items affecting comparability	Note 4	-	340
Operating profit	Notes 1, 6, 7, 8	5 771	6 103
Income from securities and loans held as fixed assets	Note 11	-3	3
Other interest income and similar income	Note 12	47	76
Interest expense and similar charges	Note 12	-752	-576
Profit after financial items	Note 33	5 063	5 606
Income taxes	Note 14	-1 431	-1 712
Profit after tax		3 632	3 894
Minority interests		-196	-206
Net profit for the year		3 436	3 688
Earnings per share, SEK		13.70	14.40
Earnings per share, after dilution, SEK		13.50	14.30

Consolidated balance sheet

Amounts in SEK M		2002	2001
ASSETS			
Fixed assets			
Intangible fixed assets			
Patents and other intangible assets	Note 15	265	67
Goodwill	Note 15	5 633	4 744
		5 898	4 811
Tangible fixed assets			
Land and buildings	Note 15	4 659	4 476
Plant and machinery	Note 15	8 348	8 460
Equipment, tools, fixtures and fittings	Note 15	1 240	1 212
Construction in progress and advance payments for tangible assets	Note 15	1 010	1 009
		15 257	15 157
Financial fixed assets			
Investments in associated companies	Note 18	439	359
Advances to associated companies		1	1
Other investments held as fixed assets	Note 19	57	920
Deferred tax assets	Note 14	1 052	1 018
Other long-term receivables		318	239
		1 867	2 537
Total fixed assets		23 022	22 505
Current assets			
Inventories	Note 20	12 849	12 953
Current receivables			
Trade receivables		9 649	9 847
Due from associated companies		81	68
Prepaid income taxes	Note 14	497	257
Other receivables		1 006	1 006
Prepaid expenses and accrued income		842	655
		12 075	11 833
Liquid assets	Note 21	2 175	2 258
Total current assets		27 099	27 044
TOTAL ASSETS		50 121	49 549
Assets pledged	Note 28	199	278

Amounts in SEK M		2002	2001
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Restricted equity			
Share capital	Note 22	1 552	1 552
Restricted reserves		7 288	8 113
		8 840	9 665
Unrestricted equity			
Unrestricted reserves		10 929	10 619
Net profit for the year		3 436	3 688
		14 365	14 307
Total shareholders' equity	Note 23	23 205	23 972
Minority interests in shareholders' equity		964	967
Provisions			
Provisions for pensions	Note 26	2 044	1 764
Provisions for taxes	Note 14	858	711
Deferred tax liabilities	Note 14	1 964	1 870
Other provisions	Note 27	1 127	1 259
		5 993	5 604
Interest-bearing liabilities			
Loans from financial institutions		7 873	8 342
Convertible debenture loans	Note 29	1 022	1 024
Other liabilities		2 671	1 092
	Note 28	11 566	10 458
Non-interest-bearing liabilities			
Advance payments from customers		293	255
Accounts payable		2 603	2 733
Bills payable		129	212
Due to associated companies		41	43
Income tax liabilities	Note 14	556	618
Other liabilities		1 182	1 106
Accrued expenses and deferred income	Note 31	3 589	3 581
	Note 30	8 393	8 548
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		50 121	49 549
Contingent liabilities	Note 32	672	822

Consolidated cash-flow statement

Amounts in SEK M	2002	2001
Operating activities		
Profit after financial income and expenses	5 063	5 606
Reversal of depreciation and writedowns	2 696	2 446
Adjustment for items that do not require the use of cash	-175	-579
Taxes paid	-1 449	-1 762
Cash flow from operations before changes in working capital	6 135	5 711
Changes in working capital		
Change in inventories	285	-583
Change in current receivables	757	248
Change in current operating liabilities	13	-283
Cash flow from operating activities	7 190	5 093
Investing activities		
Acquisitions of companies and shares, net of cash acquired	-2 570	-1 870
Investments in tangible fixed assets	-2 357	-2 627
Sales of companies and shares, net of cash disposed of	-3	371
Sales of tangible fixed assets	222	253
Cash flow from (used in) investing activities	-4 708	-3 873
Cash flow after investing activities	2 482	1 220
Financing activities		
Change in short-term loans	-895	3 267
Change in long-term loans	1 236	870
Buy-back of company shares	-230	-1 660
Payment to pension foundation	-	-1 070
Dividends paid	-2 545	-2 554
Cash flow from (used in) financing activities	-2 434	-1 147
Cash flow for the year	48	73
Liquid funds at beginning of the year	2 258	2 097
Effects of exchange rate changes on liquid funds	-131	88
Liquid funds at end of the year	2 175	2 258

Supplementary information, Note 34.

Parent Company
income statement

Amounts in SEK M		2002	2001
Invoiced sales	Note 2	11 935	12 270
Cost of goods sold	Note 5	-9 219	-9 719
Gross profit		2 716	2 551
Selling expenses		-300	-229
Administrative expenses		-993	-1 002
Other operating income		36	35
Other operating expenses		-31	-15
Operating profit	Notes 1, 6, 7	1 428	1 340
Income from shares in Group companies	Note 9	127	308
Income from shares in associated companies	Note 10	10	129
Income from securities and loans held as fixed assets	Note 11	27	51
Other interest income and similar income	Note 12	296	422
Interest expense and similar charges	Note 12	-371	-367
Profit after financial items		1 517	1 883
Appropriations	Note 13	-124	-57
Income taxes	Note 14	-301	-317
Net profit for the year		1 092	1 509

Parent Company balance sheet

Amounts in SEK M		2002	2001
ASSETS			
Fixed assets			
Intangible fixed assets			
Patents and other intangible assets	Note 16	8	-
		8	-
Tangible fixed assets			
Land and buildings	Note 16	448	393
Plant and machinery	Note 16	2 778	2 632
Equipment, tools, fixtures and fittings	Note 16	269	288
Construction in progress and advance payments for tangible assets	Note 16	593	494
		4 088	3 807
Financial fixed assets			
Shares in Group companies	Note 17	6 311	6 421
Advances to Group companies		411	1 187
Shares in associated companies	Note 18	16	16
Advances to associated companies		1	1
Other investments held as fixed assets		0	0
Deferred tax assets	Note 14	7	23
Other long-term receivables		19	18
		6 765	7 666
Total fixed assets		10 861	11 473
Current assets			
Inventories	Note 20	2 732	2 938
Current receivables			
Trade receivables		633	578
Due from Group companies		7 001	7 892
Due from associated companies		76	65
Prepaid income taxes	Note 14	165	61
Other receivables		162	209
Prepaid expenses and accrued income		311	144
		8 348	8 949
Liquid assets	Note 21	99	81
Total current assets		11 179	11 968
TOTAL ASSETS		22 040	23 441
Assets pledged	Note 28	-	-

Amounts in SEK M		2002	2001
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Restricted equity			
Share capital	Note 22	1 552	1 552
Share premium reserve		23	20
Legal reserve		297	297
		1 872	1 869
Unrestricted equity			
Profit brought forward		6 916	8 408
Net profit for the year		1 092	1 509
		8 008	9 917
Total shareholders' equity	Note 23	9 880	11 786
Untaxed reserves			
Accelerated depreciation	Note 24	1 834	1 751
Tax allocation reserves	Note 25	1 266	1 222
Other untaxed reserves	Note 25	10	13
		3 110	2 986
Provisions			
Provisions for pensions	Note 26	94	50
Provisions for taxes	Note 14	162	145
Other provisions	Note 27	107	27
		363	222
Interest-bearing liabilities			
Loans from financial institutions		819	558
Loans from Group companies		2 629	3 985
Convertible debenture loan	Note 29	952	955
Other liabilities		1 880	681
	Note 28	6 280	6 179
Noninterest-bearing liabilities			
Advance payments from customers		17	18
Accounts payable		556	600
Due to Group companies		780	401
Due to associated companies		13	13
Income tax liabilities	Note 14	-	-
Other liabilities		83	89
Accrued expenses and deferred income	Note 31	958	1 147
	Note 30	2 407	2 268
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		22 040	23 441
Contingent liabilities	Note 32	7 172	7 537

Parent Company cash-flow statement

Amounts in SEK M	2002	2001
Operating activities		
Profit before tax	1 393	1 826
Reversal of depreciation	438	433
Adjustment for items that do not requrie the use of cash	-48	-27
Taxes paid	-219	-637
Cash flow from operations before changes in working capital	1 564	1 595
Changes in working capital		
Change in inventories	206	-188
Change in current receivables	1 480	1 732
Change in current operating liabilities	141	-132
Cash flow from operating activities	3 391	3 007
Investing activities		
Acquisitions of companies and shares	-56	-126
Investments in tangible fixed assets	-856	-647
Sales of companies and shares, net of cash disposed of	-2	3
Sales of tangible fixed assets	48	74
Cash flow from (used in) investing activities	-866	-696
Cash flow after investing activities	2 525	2 311
Financing activities		
Change in short-term loans	-125	1 507
Change in long-term loans	228	726
Buy-back of company shares	-230	-1 660
Payments to pension foundation	-	-852
Dividends paid	-2 380	-2 328
Cash flow from (used in) financing activities	-2 507	-2 607
Cash flow for the year	18	-296
Liquid funds at beginning of the year	81	377
Liquid funds at end of the year	99	81

Accounting principles

New or revised standards issued by the Swedish Financial Accounting Standards Council effective as from 2002 comprise: Standard RR1:00 *Business Combinations*, RR15 Intangible Assets, RR16 Provisions, Contingent Liabilities and Contingent Assets, RR17 Impairment of Assets, RR19 Discontinuing Operations, RR21 Borrowing Costs and RR23 Related Party Disclosures. Under RR15 Intangible Assets, certain development expenditures as from 2002 are recognized as an asset instead of being currently expensed.

In addition, the Swedish Financial Accounting Standards Council's Emergency Issues Task Force has issued a number of interpretations, which to the extent applicable have been considered in the year-end closing, including the URA41 pronouncement on share-related benefits to employees.

As from 1 January 2003 Sandvik is applying the standard RR29 Employee Benefits.

CONSOLIDATION PRINCIPLES

The consolidated accounts cover the Parent Company, all subsidiaries and associated companies. Subsidiaries are defined as companies in which the Parent Company directly or indirectly holds more than half the voting rights or, in other respects, has a controlling interest. Associated companies are companies connected to the Group's operations and in which the Parent Company has a direct or indirect long-term shareholding of not less than 20% and not more than 50% of the voting rights, whereby the Parent Company had a significant influence during the year. Companies in which the Parent Company has substantial and long-term influence are also considered as associated companies even though Sandvik holds less than 20% of the voting rights.

The consolidated accounts are prepared in accordance with the principles set out in the Swedish Financial Accounting Standards Council's standard.

All acquisitions of companies are reported in accordance with the purchase method. Goodwill is determined in the local currency. While goodwill is normally amortized on a straight-line basis over 5 to 10 years, amortization periods of up to 20 years may be decided in cases of important strategic acquisitions. Amortization is reported as a selling expense. If goodwill is determined to have been impaired, an extra write-down is made. Internal transactions have been eliminated.

Divested companies are included in the consolidated accounts until the time of sale. Companies acquired during the current year are consolidated from the time of purchase.

In classifying the shareholders' equity of the Group as unrestricted or restricted, the method proposed by the Swedish Financial Accounting Standards Council is followed.

FOREIGN CURRENCY

In preparing the consolidated financial statements, the accounts of foreign subsidiaries are translated in accordance with the standard issued by the Swedish Financial Accounting Standards Council.

Most of the foreign subsidiaries are independent foreign entities and their financial statements are translated in accordance with the current-rate method. Changes in Group equity arising from variations in exchange rates prevailing on the balance sheet date, compared with rates at the preceding year-end, have been taken directly to Group equity. The financial statements of companies operating in highly inflationary economies are initially translated into US dollars or euro in accordance with the temporal method. Translation differences that thereby arise affect earnings for the year. At a second stage, the balance sheets and income statements of these companies are translated into SEK using the current-rate method. The same method is applied to the financial statements of subsidiaries operating in countries with a local currency that is either exposed to or has been subjected to high devaluation risk and is not convertible to other currencies.

Information on accumulated translation differences for each foreign operation is registered and pertains to exchange-rate changes as from fiscal year 1999.

Receivables and liabilities in foreign currencies are stated at the rate of exchange on the balance sheet date. In cases where forward exchange contracts have been entered into, however, the forward rate is used in the valuation of the underlying receivables or liabilities. Outstanding forward-exchange contracts relating to sales of currencies are not valued if it is highly probable that the currency flow resulting from sales of goods will cover the forward contracts.

SHORT-TERM INVESTMENTS

Short-term investments are valued at the lower of historical cost or market value on the balance sheet date. This principle is applied to the portfolio as a whole, meaning that unrealized losses are offset against unrealized gains. Any remaining loss is deducted from interest income, whereas gains are not recognized.

INVENTORIES

Inventories are valued at the lower of historical cost in accordance with the first-in/first-out cost formula and net realizable value, taken as replacement cost in the case of raw materials.

DEPRECIATION OF TANGIBLE FIXED ASSETS

Depreciation charged in industrial operations is based on the historical cost of assets and their estimated economic lives. Straight-line depreciation is normally applied over

5–10 years for machinery and equipment, three years for rental assets, 10–50 years for buildings and 20 years for site improvements. Computer equipment is depreciated on the declining balance method over 3–5 years.

AMORTIZATION OF INTANGIBLE ASSETS

Internally generated intangible assets arising from the development of new processes and products are amortized over a maximum of seven years while those arising from the development and purchase of computer software within the Group's IT operations are amortized over a maximum of three years.

LEASING

In the consolidated accounts, leases are classified as either finance leases or operating leases. In accounting for finance leases, a fixed asset is posted in the balance sheet with an offsetting liability.

Fixed assets are depreciated over the economic lifetime, while leasing payments are reported as interest expense and amortization of debt. For operating leases, no asset and liability items are reported in the balance sheet. The leasing fee is reported in the income statement as a current expense on a straight-line basis over the leasing period. The Group is also engaged in rental of machines under operating lease agreements.

SALES AND PROFIT RECOGNITION

Sales revenues are recognized at the time of delivery and comprise sales price less deductions for value-added tax, discounts and returns. Income from contracts extending more than one year is reported in accordance with the percentage-of-completion method.

Estimated costs of product warranties are charged against operating income at the time of sale.

RESEARCH AND DEVELOPMENT COSTS

Research expenditures are charged to income as incurred. Development expenditures are reported as an intangible asset and amortized if qualifying for asset recognition in the balance sheet.

TAXES

The Parent Company and the Group apply the Swedish Financial Accounting Standards Council's standard RR9 Income Taxes. Total taxes comprise current taxes and deferred taxes.

Taxes are reported in the income statement except when underlying transactions are recognized directly in shareholders' equity, in which case the related tax effect is also recognized in shareholders' equity. Current tax is tax that shall be paid or received in respect of the current year. This also includes adjustment of current taxes attributable to prior periods. Deferred tax is calculated in accordance with the balance sheet method based on the temporary differences between the reported and the taxable value of assets and liabilities. The amount is calculated based on how it is expected that the temporary differences will be realized and by applying the tax rates and tax rules that are enacted or substantially enacted at the closing date. No deferred tax liability is recognized for consolidated goodwill, or for temporary differences attributable to participations in subsidiaries and associated companies that are not expected to reverse in the foreseeable future. In Swedish legal entities, untaxed reserves are reported gross including the deferred tax portion. However, in consolidated accounts, the untaxed reserves are reported in their deferred tax and equity portions.

Deferred tax assets relating to deductible temporary differences and tax-loss carryforwards are reported only to the extent that it is probable that these will result in lower tax payments in the future.

CASH-FLOW STATEMENT

The cash-flow statement is presented in accordance with the standard issued by the Swedish Financial Accounting Standards Council. Receipts (inflow) and payments (outflow) are classified as operating, investing and financing activities. The indirect method is used to report flows from operating activities.

Changes during the year in operating assets and operating liabilities are adjusted for the effects of exchange rate changes. Acquisitions and divestments are reported among investing activities. The assets and liabilities held by the acquired and divested companies at the transfer date are not included in the analysis of changes in working capital, nor in balance sheet items reported with investing and financing activities.

DEFINITIONS

Earnings per share

Net profit for the year divided by the average number of shares outstanding during the year.

Equity ratio

Shareholders' equity and minority interests in relation to total capital.

Net debt/equity ratio

Interest-bearing current and long-term debts (including provisions for pensions) less liquid assets divided by the total of shareholders' equity and minority interests.

Rate of capital turnover

Invoiced sales divided by average total capital.

Return on shareholders' equity

Net profit for the year as a percentage of average shareholders' equity during the year.

Return on capital employed

Profit after financial income and expenses, plus interest expenses, as a percentage of average total capital, less non-interest-bearing debts.

Notes to the accounts

NOTES TO THE CONSOLIDATED AND PARENT COMPANY ACCOUNTS

(Amounts in SEK million, unless otherwise stated)

NOTE 1. PERSONNEL INFORMATION AND REMUNERATIONS TO MANAGEMENT AND AUDITORS

1.1 Average number of employees

	GROUP				PARENT COMPANY			
	2002		2001		2002		2001	
	Total	women %	Total	women %	Total	women %	Total	women %
EU (excl. Sweden)	10 846	17	10 448	17	4	38	5	60
Sweden	9 919	20	9 874	20	6 995	19	7 165	19
Rest of Europe	2 028	29	2 030	30	4	50	2	100
Total, Europe	22 793	19	22 352	20	7 003	19	7 172	19
NAFTA	5 666	20	5 523	20	-	-	-	-
South America	1 658	10	1 384	11	2	50	1	100
Africa, Middle East	1 499	11	1 207	12	3	-	1	-
Asia, Australia	4 502	14	4 329	13	-	-	-	-
Total	36 118	18	34 795	18	7 008	19	7 174	19

1.2 Wages, salaries, other remunerations and social costs

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
Wages, salaries and other remunerations	11 612	10 933	2 213	2 186
Social costs	4 617	3 670	1 135	1 150
(of which pension costs)	(1 267)	(915)	(353)	(385)
Employee profit sharing	150	150	131	134
Total	16 379	14 753	3 479	3 470

Of pension costs, SEK 62 M and SEK 35 M relate to the Board of Directors and the President in the Group and Parent Company, respectively. The outstanding pension commitment to these persons amounted to SEK 84 M at the Group level and SEK 76 M in the Parent Company.

1.3 Wages, salaries and other remunerations by market area

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
EU (excl. Sweden)	4 226	3 854	1	-
Sweden	3 097	2 937	2 210	2 181
Rest of Europe	336	246	1	1
Total, Europe	7 659	7 037	2 212	2 182
NAFTA	2 529	2 527	-	-
South America	202	187	0	-
Africa, Middle East	175	131	1	4
Asia, Australia	1 047	1 051	-	-
Total	11 612	10 933	2 213	2 186
of which to Boards of Directors and Presidents:				
Salaries and remunerations	295	319	16	20
of which, variable salary	42	44	7	8

1.4 Information on benefits to senior executives in 2002

Principles

Fees to the Chairman and other Board members are paid in accordance with the resolution of the Annual General Meeting. No specific fees have been paid for committee work. The President and union representatives do not receive directors fees. Remunerations to the President and other senior executives consist of a fixed salary, variable salary, other benefits, pensions and financial instruments in the form of a stock option program decided by the Board. Other senior executives are those who, in addition to the President, comprise the Group Executive Management, the detailed composition of which is stated on page 66 of this Annual Report.

The distribution between fixed salary and variable salary should be proportionate to the responsibility and authority of each senior executive. The President may receive a variable salary corresponding to a maximum of 75% of the fixed salary. For other senior executives, variable salary may amount to at most 40–65% of the fixed salary. Variable salary is partly related to the company's financial results and partly to individual performance goals.

Total remunerations to the President and other senior executives include pension benefits and remunerations in the form of options and other benefits.

Remuneration, fees and other benefits during the year[1)]

In accordance with a decision by the Annual General Meeting, total fees to external Board members elected by the Annual General Meeting amounted to SEK 2,400,000. Of this amount, the Board Chairman received SEK 600,000 on an annual basis. Percy Barnevik resigned as Board chairman in conjunction with the Annual General Meeting and was named Honorary Chairman. No future remuneration will be paid.

Clas Åke Hedström left his post as President in connection with the Annual General Meeting on 7 May and was elected as Board Chairman. Lars Pettersson was appointed new President and CEO.

In addition to the remuneration below, former President and Chief Executive Officer Clas Åke Hedström received SEK 3,915,000 in variable salary related to 2001.

Effective 1 January 2003, President and CEO Lars Pettersson will receive an annual fixed salary of SEK 5,000,000, free residence and company car, and a variable salary that can amount to a maximum of 75% of the fixed salary. The variable salary for 2002 amounted to SEK 1,976,000.

Lars Pettersson is entitled to retire with pension at age 60. If he chooses to retire between age 60–65, his pension will amount to 65% of the fixed salary up to 30 price base amounts and 50% of fixed salary in excess of 30 price base amounts, although maximum 85% of the calculated life-long pension from the age of 65. Pension from age 65 is made up of the ITP Plan pension and a supplementary defined contribution plan under which the company each year contributes an annual premium of 35% of the fixed salary in excess of 20 price base amounts. From age 50, a total of 40% of the fixed salary in excess of 20 price base amounts is provided. Moreover, an agreement has been reached covering severance pay in the event the company terminates the employment. The severance pay equals 18 months' fixed salary in addition to the six-month notice period.

For three senior executives, there are agreements on reciprocal rights to request early retirement at age 62. If they retire between age 62–65, pension will amount to 65% of the fixed salary up to 30 price base amounts and 50% of fixed salary in excess of 30 price base amounts. Pension from age 65 is made up of the ITP Plan pension and a supplementary defined contribution plan under which the Company contributes an annual premium of 20–30% (depending on age) of salaries in excess of 20 price base amounts. Moreover, agreements have been reached covering severance pay in the event the company terminates the employment. The severance pay equals 12–18 months' fixed salary in addition to the six-month notice period.

Stock options

A stock option plan for about 300 senior executives and specialists in the Group was established in 2000. The option plan provides the possibility of an annual allocation of personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The allocation, which is consideration-free, is based on Sandvik's return on capital employed in the preceding year. The program is based on existing shares and, therefore, has no dilutive effects for present shareholders. The stock option plan is hedged to limit the impact of future upswings in the Sandvik share price on the company's costs. The market value of the stock options in 2002 was estimated using the Black&Scholes valuation model. Based on the analysis of the historical volatility of the share's market price, the expected volatility during the lifetime of the options is determined.

In 2000, a total of 1.4 million options were allotted at an exercise price of SEK 289. In 2001, 1.6 million options were allotted at an exercise price of SEK 259. In 2002, the allotment was 0.8 million options at an exercise price of SEK 259. In accordance with the Black& Scholes valuation model, the value for 2002 at grant date was SEK 48.65 per option.

In each of these three years, the President was allotted 42,000, 44,000 and 24,000 options. The 2002 allotment pertains to Lars Pettersson. The allotment to other senior executives in 2002 was 60,000 options. After this allotment, the Board Chairman holds a total of 86,000 options expiring in 2005–2006 and the President 67,000 options expiring in 2005–2007.

For 2003, the Board decided to allot 1.0 million options to some 300 senior executives and specialists in the Group, of which 31,000 options were allotted to the President. The exercise price for each option is SEK 206 and the value at grant date in accordance with the Black&Scholes valuation model was SEK 25.07 per option.

Planning and decision-making process

During the year the Salary Committee presented recommendations to the Board on the principles for remunerations to senior executives. These recommendations covered the proportion between fixed and variable salary, the size of any salary increases and personnel stock options. The proposed rules were discussed and subsequently adopted by the Board.

The President's remunerations for 2002 were set by the Board based on the Committee proposal. The remunerations to other senior executives were decided by the President after consultation with the Salary Committee.

The Salary Committee held two meetings during the year. It performed its task with support of expertise on the issues of remuneration levels and structures. For information on the composition of the committee, see page 33.

1.5 Audit fees

During 2002, Sandvik paid fees to the Group's auditors as follows:

	KPMG	Deloitte & Touche	Other auditors at Group companies	Total
Auditing				
Parent Company	3.1	0.3	-	3.4
Subsidiaries (excl. Seco Tools)	20.8	6.6	7.2	34.6
Seco Tools	0.9	0.6	3.0	4.5
Group	24.8	7.5	10.2	42.5
Other services				
Parent Company	8.9	0.7		9.6
Subsidiaries (excl. Seco Tools)	7.0	3.6		10.6
Seco Tools	0.2	0.1		0.3
Group	16.1	4.4		20.5

Other services in all essentials were rendered in audit-related areas, such as accounting and tax, and assistance with the due diligence process in connection with acquisitons.

Remuneration, fees and other benefits during the year[1]

SEK	Basic salary/ Board fees	Variable salary	Other benefits	Pension costs	Total costs
Board Chairman					
Clas Åke Hedström	600 000				600 000
President					
Clas Åke Hedström until 2002-05-07	1 449 039	1 262 167	159 568	34 147 809 [2]	37 018 583
Lars Pettersson	3 166 454 [3]	1 976 000 [4]	236 094 [3]	1 094 700	6 473 248
Other senior executives					
(5 persons)[5]	9 475 493	5 600 000 [4]	1 035 959	8 037 720	24 149 172
Total	14 690 986	8 838 167	1 431 621	43 280 229	68 241 003

1) Expensed during 2002.
2) Including additional provision in connection with retirement on 7 May 2002.
3) SEK 2,488,908 of which pertains to salary and other benefits upon assumption of CEO position.
4) Expensed during 2002, payable in 2003.
5) Pertains to the following persons in 2002: Tom Erixon, Anders Ilstam, Peter Larson, Rune Nyberg and Anders Thelin.

NOTE 2. INVOICED SALES BY BUSINESS AREA

	2002	2001	Change %	Change *
Sandvik Tooling	17 840	16 561	+8	-5
Sandvik Mining and Construction	13 842	13 501	+3	-4
Sandvik Materials Technology	12 970	14 528	-11	-8
Seco Tools	4 017	4 259	-6	-5
Group activities	31	51	/	/
Group total	48 700	48 900	0	-7

* Change compared with preceding year, excluding currency effects and company acquisitions.

Parent Company sales and purchases

Sales to Group companies from the Parent Company amounted to SEK 8,710 M (9,067), or 73% (74) of total sales. The share of exports was 87% (83). Parent Company purchases from Group companies amounted to SEK 1,190 M (849), or 18% (13) of total purchases.

NOTE 3. INVOICED SALES BY MARKET AREA

	2002	Share %	2001	Change %	Change *
EU	19 887	41	19 698	+1	-7
Rest of Europe	3 694	8	3 566	+4	-5
Total, Europe	23 581	49	23 264	+1	-6
NAFTA	11 126	23	11 543	-4	-10
South America	2 018	4	2 013	0	-11
Africa, Middle East	2 668	5	2 511	+6	+17
Asia, Australia	9 307	19	9 569	-2	-5
Group total	48 700	100	48 900	0	-7

* Change compared with preceding year, excluding currency effects and company acquisitions.

NOTE 4. ITEMS AFFECTING COMPARABILITY

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
Capital gains on external sales of shares	-	340	-	-

NOTE 5. RESEARCH, DEVELOPMENT AND QUALITY ASSURANCE

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
Expenditures for				
research and development	1 362	1 319	611	686
quality assurance	491	468	213	193
Total	1 853	1 787	824	879
of which, expensed	1 771	1 787	824	879

Research and quality assurance expenditures are expensed as incurred. Expenditures for development are reported as an intangible asset if they meet the criteria for recognition as an asset in the balance sheet.

NOTE 6. DEPRECIATION/AMORTIZATION OF TANGIBLE AND INTANGIBLE FIXED ASSETS

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
Depreciation/amortization				
Goodwill	-417	-400	-	-
Other intangible assets	-35	-22	-	-2
Buildings and land	-293	-215	-20	-19
Plant and machinery	-1 556	-1 446	-362	-350
Equipment, tools, fixtures and fittings	-381	-364	-56	-62
Total	-2 682	-2 447	-438	-433

NOTE 7. FEES FOR FINANCIAL AND OPERATING LEASES

The Group leases plant and machinery under finance lease agreements. At 31 December 2002, the net carrying amount of leased plant and machinery was SEK 50 M.

Leasing costs for premises, machinery and large computer and office equipment under operating leases are reported with operating expenses and amounted to SEK 313 M for the Group and SEK 69 M for the Parent Company (variable fees and revenues from subleasing that are included were insignificant).

Future minimum leasing fees in respect of noncancellable leasing contracts fall due as follows:

	GROUP		PARENT COMPANY
	Finance leases Nominal (present value)	Operating leases	Operating leases
2003	12 (11)	268	47
2004–2007	42 (28)	526	115
2008 and later	/ (/)	309	140
Total	54 (39)	1 103	302

The net carrying value of machinery leased out under operating leases was SEK 290 M at 31 December 2002. Depreciation during the year amounted to SEK 134 M. Contractual future minimum leasing fees for noncancellable leasing contracts amount to SEK 183 M. Contingent fees are not significant.

NOTE 8. OPERATING PROFIT BY BUSINESS AREA

	2002	% of sales	2001	% of sales
Sandvik Tooling	2 711	15	2 964 [1]	18
Sandvik Mining and Construction	1 477	11	1 348	10
Sandvik Materials Technology	1 182	9	1 281	9
Seco Tools	689	17	787	18
Group activities	-288	/	-277	/
Group total	5 771	12	6 103	12

1) Incl. items affecting comparability of SEK +340 M.

NOTE 9. PARENT COMPANY INCOME FROM SHARES IN GROUP COMPANIES

	2002	2001
Dividends	291	338
Gain (loss) from sale of shares and participations	0	-17
Write-downs	-164	-13
Total	127	308

NOTE 10. PARENT COMPANY INCOME FROM SHARES IN ASSOCIATED COMPANIES

	2002	2001
Dividends	10	146
Loss on sales of participations	-	-17
Total	10	129

NOTE 11. INCOME FROM INVESTMENTS HELD AS FIXED ASSETS

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
Interest income, Group companies	-	-	27	51
Other interest income	-	-	-	-
Dividends	1	2	0	0
Exchange rate differences	-3	2	-	-
Gain on sale of shares	-	-	-	-
Other income	-1	-1	-	-
Total	-3	3	27	51

NOTE 12. OTHER INTEREST INCOME AND EXPENSE

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
Interest income, Group companies	-	-	231	412
Other interest income	68	66	65	10
Exchange rate differences	-21	10	-	-
Total interest income and similar income	47	76	296	422
Interest expense, Group companies	-	-	-153	-248
Other interest expense	-699	-516	-200	-114
Exchange rate differences	17	-6	-	-
Other financial expenses	-70	-54	-18	-5
Total interest expense and similar charges	-752	-576	-371	-367

NOTE 13. APPROPRIATIONS

	PARENT COMPANY	
	2002	2001
Accelerated depreciation	-83	-43
Change in tax allocation reserve	-44	-9
Change in other untaxed reserves	3	-5
Total	-124	-57

NOTE 14. TAXES

Income tax expense

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
Current taxes	-1 275	-1 555	-324	-412
Adjustment of taxes attributable to prior years	-11	103	41	71
Total current tax expense	-1 286	-1 452	-283	-341
Deferred tax expense	-107	-241	-18	24
Taxes on participations in associated companies	-38	-19	-	-
Total reported tax expense	**-1 431**	**-1 712**	**-301**	**-317**

The Group's tax expense for the year amounted to SEK 1,431 M (1,712), or 28.3 % (30.5) of profit after financial items.

Reconciliation of tax expense

The Group's weighted average tax rate, based on the tax rates in each country, is 30.5% (30.7). The tax rate in Sweden is 28.0% (28.0).
The weighted average tax rate in the subsidiaries outside Sweden is 31.7% (33.2).
Reconciliation between the Group's weighted average tax, based on the tax rate in each country, and the Group's tax expense:

GROUP	2002		2001	
	SEK M	%	SEK M	%
Profit after financial items	5 063		5 606	
Expected tax expense based on the Group's weighted average tax rate	-1 545	-30.5	-1 721	-30.7
Tax effects of:				
Goodwill amortization	-120	-2.4	-114	-2.0
Non-deductible expenses	-164	-3.2	-104	-1.9
Tax-exempt income	62	1.2	153	2.7
Changes related to prior years*	-11	-0.2	103	1.8
Effects of loss carryforwards, net	126	2.5	-34	-0.6
Other*	221	4.4	5	0.1
Total reported tax expense	**-1 431**	**-28.3**	**-1 712**	**-30.5**

* Sandvik received a ruling during the year from the tax authorities in Sweden on the limitation of a tax claim pertaining to the 1987 assessment year of about SEK 120 M. The tax rate for the year was also affected positively by deductible losses on restructuring of certain parts of the foreign organization.

The Parent Company's effective tax rate of 21.6% (17.4) is less than the nominal tax rate in Sweden, which is mainly an effect of tax-exempt dividend income from subsidiaries and associated companies.

Deferred tax assets and liabilities

The deferred tax assets and liabilities reported in the balance sheet are attributable to the following assets and liabilities, with liabilities shown with a minus sign.

Group 2002	Deferred tax assets	Deferred tax liabilities	Net
Intangible fixed assets	10	-46	-36
Tangible fixed assets	54	-1 502	-1 448
Financial fixed assets	18	-3	15
Inventories	575	-33	542
Receivables	64	-22	42
Provisions	501	0	501
Interest-bearing liabilities	0	-1	-1
Noninterest-bearing liabilities	220	-67	153
Other	0	-713	-713
Loss carryforwards	33	0	33
Total	1 475	-2 387	-912
Offsetting within companies	-423	423	0
Total deferred tax assets and liabilities	**1 052**	**-1 964**	**-912**

Provisions within the "other" item pertain primarily to Swedish tax allocation reserves and similar untaxed reserves unrelated to specific assets or liabilities. The Group has additional tax-loss carryforwards of about SEK 1,900 M. Related deferred tax assets are not recognized since it is not deemed probable that it will be possible to utilize these deductions.

A reconciliation of the opening and closing balances of deferred taxes is presented below.

Deferred tax liabilities, net, 1 January 2002	-852
Acquisition of companies	25
Reported in the income statement	-107
Translation differences and other items reported in shareholders' equity	22
Deferred tax liabilities, net, 31 December 2002	-912

In addition to deferred tax assets and liabilities, Sandvik has the following liabilities and receivables pertaining to taxes:

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
Other provisions	-858	-711	-162	-145
Income tax liabilities	-556	-618	-	-
Prepaid income taxes	497	257	165	61
Net tax liabilities/ receivables	-59	-361	165	61

NOTE 15. CONSOLIDATED TANGIBLE AND INTANGIBLE FIXED ASSETS

Tangible fixed assets

	Buildings and land	Machinery	Equipment and tools	Construction in progress	Total
Cost					
At beginning of the year	7 260	21 003	3 810	1 009	33 082
Additions	478	722	313	1 217	2 730
Acquisitions of subsidiaries	502	1 909	590	50	3 051
Divestments and disposals	-89	-700	-294	-213	-1 296
Reclassifications	91	670	38	-1 061	-262
Advances paid during the year	-	-	-	48	48
Translation differences during the year	-580	-1 584	-251	-40	-2 455
	7 662	22 020	4 206	1 010	34 898
Accumulated depreciation					
At beginning of the year	3 093	12 553	2 598		18 244
Acquisitions of subsidiaries	224	1 371	440		2 035
Divestments and disposals	-88	-735	-255		-1 078
Reclassifications	20	-117	-25		-122
Depreciation for the year	287	1 554	381		2 222
Translation differences during the year	-230	-947	-173		-1 350
	3 306	13 679	2 966		19 951
Accumulated revaluations					
At beginning of the year	309	10			319
Divestments and disposals	-4	-1			-5
Depreciation for the year	-6	-2			-8
Revaluations during the year	6				6
Translation differences during the year	-2				-2
	303	7			310
Residual value at end of the year	4 659	8 348	1 240	1 010	15 257
Rateable values, buildings (in Sweden)	1 000				
Rateable values, land (in Sweden)	174				
Residual value of corresponding buildings	1 309				
Residual value of corresponding land	281				

Intangible fixed assets

	Internally created intangible assets					Acquired intangible assets						
	Capitalized expenditures for R&D	IT software	Patents, licenses, brands, etc.	Other	Sub-total	Capitalized expenditures for R&D	IT software	Patents, licenses, brands, etc.	Goodwill	Other	Sub-total	Total
Cost												
At beginning of the year		1	55	30	86	1	50	36	6 831	51	6 969	7 055
Additions	82	73	0	1	156		5	24	1 792	1	1 822	1 978
Acquisitions of subsidiaries		133	20		153					12	12	165
Divestments and disposals		-1	-1	0	-2		-5	-4	-14	-4	-27	-29
Reclassifications	1	3			4		9			-9	0	4
Translation differences during the year		-3	-3	-1	-7		-1	-3	-673	-20	-697	-704
	83	206	71	30	390	1	58	53	7 936	31	8 079	8 469

Intangible fixed assets (cont.)

	Internally created intangible assets					Acquired intangible assets						
	Capitalized expenditures for R&D	IT soft-ware	Patents, licenses, brands, etc.	Other	Sub-total	Capitalized expenditures for R&D	IT soft-ware	Patents, licenses, brands, etc.	Good-will	Other	Sub-total	Total
Accumulated amortization												
At beginning of the year		1	35	18	54		41	21	2 087	41	2 190	2 244
Acquisitions of subsidiaries		93	9		102							102
Divestments and disposals		-1			-1		-6	-1	-4	-4	-15	-16
Reclassifications		4			4		1			-10	-9	-5
Amortization during the year		13	8	2	23		5	3	417	4	429	452
Translation differences during the year		-2	-2		-4		-1	-1	-197	-3	-202	-206
		108	50	20	178		40	22	2 303	28	2 393	2 571
Residual value at end of the year	83	98	21	10	212	1	18	31	5 633	3	5 686	5 898
Amortization during the year is reported in the income statement as follows:												
Cost of goods sold					0		-2			-2	-4	-4
Selling expenses		-13	-8	-2	-23		-2	-1	-417	-2	-422	-445
Administrative expenses					0		-1	-2			-3	-3
		-13	-8	-2	-23		-5	-3	-417	-4	-429	-452

Amortization

Intangible assets are amortized as follows:

- Goodwill is determined in local currency. Consolidated goodwill is normally amortized straight-line over 5–10 years, however, a 20-year amortization period could be decided for significant strategic acquisitions. Amortization is reported as selling expenses. If it is determined that goodwill has declined in value, an extra write-down is made.
- Other intangible assets: internally generated intangible assets arising from development of new processes and products are amortized over a maximum of seven years while those arising from the development and purchase of IT software within the Group's IT operations are amortized over a maximum of three years.

NOTE 16. PARENT COMPANY TANGIBLE AND INTANGIBLE FIXED ASSETS

	Tangible fixed assets				Intangible assets	
	Buildings and land	Machinery	Equipment and tools	Construction in progress	IT software and other	Total
Cost						
At beginning of the year	621	6 323	867	494	11	8 316
Additions	23	53	20	751	8*	855
Divestments and disposals	-10	-216	-5	-85	-	-316
Reclassifications	55	487	22	-567	-	-3
	689	6 647	904	593	19	8 852
Accumulated depreciation/amortization						
At beginning of the year	270	3 691	579	-	11	4 551
Divestments and disposals	-6	-185	0	-	-	-191
Reclassifications	-1	1	0	-	-	0
Depreciation/amortization for the year	20	362	56	-	-	438
	283	3 869	635	-	11	4 798
Accumulated revaluations						
At beginning and end of the year	42	-	-	-	-	42
Residual value at end of the year	448	2 778	269	593	8	4 096
Rateable values, buildings	189					
Rateable values, land	36					

*Pertains to IT software.

NOTE 17. SHARES IN GROUP COMPANIES

Sandvik AB's holdings of shares and participations in subsidiaries
Direct shareholdings

According to Balance Sheet of 31 December 2002, company, location		Corp. reg. no.	No. of shares	Holding, % [2]	Book value SEK '000
SWEDEN	*Dormer Tools AB, Halmstad*	*556240-8210*	*80 000*	100	25 145
	Edmeston AB, Göteborg	556238-7554	40 000	100	3 000
	Fragoso AB, Sandviken	556337-3710	1 000	100	0
	Gusab Holding AB, Sandviken	556001-9290	1 831 319	100	53 474
	Gusab Stainless AB, Mjölby	556012-1138	200 000	100	33 020
	AB Sandvik Antenn, Sandviken	556350-7895	1 000	100	100
	AB Sandvik Automation, Sandviken	556052-4315	1 000	100	50
	AB Sandvik Bruket, Sandviken	556028-5784	13 500	100	1 698
	AB Sandvik Calamo, Molkom	556190-2569	50 000	100	5 000
	AB Sandvik Coromant, Sandviken[1]	556234-6865	1 000	100	50
	Sandvik Coromant Norden AB, Stockholm[1]	556350-7846	1 000	100	100
	Sandvik Export Assistance AB, Sandviken	556061-3746	80 000	100	0
	AB Sandvik Falken, Sandviken	556330-7791	1 000	100	120
	Sandvik Försäkrings AB, Sandviken	516401-6742	15 000	100	15 000
	AB Sandvik Hard Materials, Stockholm[1]	556234-6857	1 000	100	50
	Sandvik Hard Materials Norden AB, Stockholm[1]	556069-1619	1 000	100	50
	Sandvik Information Technology AB, Sandviken[1]	556235-3838	1 000	100	50
	AB Sandvik International, Sandviken[1]	556147-2977	1 000	100	50
	AB Sandvik Process Systems, Sandviken[1]	556312-2992	1 000	100	100
	Sandvik Raiseboring AB, Köping[1]	556191-8920	1 000	100	100
	AB Sandvik Service, Sandviken[1]	556234-8010	1 000	100	50
	AB Sandvik Skogsfastigheter, Sandviken	556579-5464	1 000	100	100
	Sandvik Smith AB, Köping	556590-8075	50 500	50	50 025
	AB Sandvik Steel, Sandviken[1]	556234-6832	1 000	100	50
	Sandvik Stål Försäljnings AB, Stockholm[1]	556251-5386	1 000	100	50
	Sandvik Systems Development AB, Sandviken[1]	556407-4184	1 000	100	100
	Sandvik Tamrock AB, Sandviken[1]	556288-9443	1 000	100	50
	AB Sandvik Tamrock Tools, Sandviken[1]	556234-7343	1 000	100	50
	AB Sandvik Tranan, Sandviken	556330-7817	1 000	100	100
	AB Sandvik Vallhoven, Sandviken	556272-9680	6 840	100	1 800
	AB Sandvik Västberga Service, Stockholm	556356-6933	1 000	100	100
	Sandvik Örebro AB, Sandviken	556232-7949	10 000	100	167
	AB Sandvik Örnen, Sandviken	556330-7783	1 000	100	120
BRAZIL	Dormer Tools S.A.		2 137 623 140	100	200 000
	Sandvik do Brasil S.A.		1 894 797 190	100	46 072
BULGARIA	Sandvik Bulgaria Ltd.		-	100	0
CHINA	Sandvik China Ltd.		-	100	190 666
	Sandvik International Trading (Shanghai) Co. Ltd.		-	100	17 466
	Sandvik Process Systems (Shanghai) Ltd.		-	100	1 634
CZECH REPUBLIC	Sandvik CZ s.r.o.		-	100	0
GERMANY	Sandvik GmbH		-	1 [3]	1 486
	Sandvik Holding GmbH		-	1 [3]	367
GREECE	Sandvik A.E. Tools and Materials		5 529	100	1 567
HUNGARY	Sandvik KFT		-	100	3 258
INDIA	Sandvik Asia Ltd.		1 766 144	89 [4]	212 978
	Sandvik Steel Asia Pvt Ltd.		90 887 700	100	58 844
IRELAND	Sandvik SMC Distribution Ltd.		100	100	5 508
ITALY	Sandvik Sorting Systems S.p.A.		28 571	10 [3]	13 907
JAPAN	Sandvik K.K.		2 600 000	100	180 000
KENYA	Sandvik Kenya Ltd.		35 000	96	0
KOREA	Sandvik Korea Ltd.		752 730	100	46 856
MEXICO	Sandvik Méxicana S.A. de C.V.		406 642 873	90 [3]	71 000
MOROCCO	Sandvik Maroc SARL		1 000	94	0
NETHERLANDS	Sandvik Benelux B.V.		20 000	100	27 496
	Sandvik Finance B.V.		18 786	100	4 896 433
PERU	Sandvik del Perú S.A.		6 420 309	100	26 025
POLAND	Sandvik Baildonit S.A.		148 100	100	93 140
	Sandvik Polska Sp.z o.o.		3 211	100	57
SLOVAKIA	Sandvik Slovakia s.r.o.		-	100	1 238
SPAIN	Minas y Metalurgia Española S.A.		59 999	50 [3]	3 700
TURKEY	Sandvik Endüstriyel Mamüller Sanayi ve Ticaret A.S.		125 154 588	100	3 200
ZIMBABWE	Sandvik (Private) Ltd.		233 677	100	3 269
Other companies and dormant companies, wholly owned					15 385
					6 311 471

1) Subsidiaries conducting business on behalf of the Parent Company.
2) Refers to voting rights, which is also in agreement with share of capital.
3) Remaining shares are held by other Group companies.
4) Shares up to an ownership interest of 95% are held by other companies in the Group.

Sandvik AB's holdings of shares and participations in subsidiaries
Indirect holdings in significant operating Group companies

		Group holding % [1]
SWEDEN	Kanthal AB	100
	Kanthal Machinery AB	100
	KOPO AB	90
	Roxon AB	100
	Sandvik Invest AB	100
	Sandvik SRP AB	100
	Sandvik SRP (Arbrå) AB	100
	Seco Tools AB	61 [2]
ARGENTINA	Sandvik Argentina S.A.	100
AUSTRALIA	Sandvik Australia Pty. Ltd.	100
	Sandvik Materials Handling Pty. Ltd.	100
	Sandvik Tamrock Pty. Ltd.	100
	VA Eimco Australia Pty. Ltd.	100
	Walter Speedmax Pty. Ltd.	57
AUSTRIA	Günther & Co. GmbH	100
	Montanwerke Walter GmbH	94
	Sandvik BPI Bohrtechnik GmbH & Co. KG	100
	Sandvik in Austria GmbH	100
	Voest-Alpine Bergtechnik GmbH	100
	Voest-Alpine Materials Handling GmbH & Co. KG	100
BELGIUM	Walter Benelux N.V./S.A.	94
BOLIVIA	Tamrock Bolivia S.R.L.	100
BRAZIL	Kanthal Brasil Ltda.	100
	Sandvik Hurth-Infer S.A.	80
	Walter do Brasil Ltda.	94
CANADA	Dormer Tools Inc.	100
	Prok Int. Canada Inc.	100
	Sandvik Canada Inc.	100
	Sandvik Tamrock Canada Ltd.	100
	Tamrock Loaders Inc. Canada	100
	Valenite-Modco Ltd.	100
CHILE	Sandvik Bafco Servicios S.A.	100
	Sandvik Chile S.A.	100
CHINA	Qingdao Sandvik Die Cutting Systems Co. Ltd.	100
	Walter Wuxi Co. Ltd.	94
CZECH REPUBLIC	Sandvik Chomutov Precision Tubes s.r.o.	100
	Walter CZ s.r.o.	94
	Walter s.r.o. Kurim	94
DENMARK	Sandvik A/S	100
FINLAND	Roxon Oy	100
	Sandvik Tamrock Oy	100
	Suomen Sandvik Oy	100
FRANCE	Cermep S.A.	51
	Gunther Tools S.A.S.	100
	Safety S.A.	100
	Sandvik CFBK S.A.S.	100
	Sandvik Hard Materials S.A.	100
	Sandvik Précitube S.A.	100
	Sandvik Process Systems S.A.	100
	Sandvik S.A.S.	100
	Sandvik Tamrock France S.A.S.	100
	Sandvik Tamrock Secoma S.A.S.	100
	Sandvik Tobler S.A.	100
	SCI La Balmette	94
	Walter France SARL	94
GERMANY	Alpine Westfalia GmbH	100
	Edmeston GmbH	100
	Global Tool Management	94
	Gurtec GmbH	100
	Günther & Co. GmbH	100
	Prototyp-Werke GmbH	100
	Sandvik GmbH	100
	Sandvik Tamrock GmbH	100
	Walter AG	94
	Walter Hartmetall GmbH	94
	Walter Informationssysteme GmbH	47
GHANA	Sandvik Tamrock Ghana Ltd.	100
HONG KONG	Kanthal Electroheat Hk Ltd.	100
	Sandvik Hongkong Ltd.	100
	Sandvik Tamrock (Far East) Ltd.	100
HUNGARY	Walter Hungaria Kft.	94
INDONESIA	PT Sandvik Indonesia	80
	PT Sandvik SMC	100
IRELAND	Sandvik Ireland Ltd.	100
ITALY	Dormer Italia S.p.A.	100
	Impero S.p.A.	100
	Sandvik Italia S.p.A.	100

		Group holding % [1]
ITALY(cont.)	Società Italiana Kanthal S.p.A.	100
	Walter USAP S.R.L.	94
JAPAN	Kanthal K.K.	100
	Sandvik Sorting Systems K.K.	100
	Sandvik Toyo Co. Ltd.	100
	Valenite Japan Inc.	100
KAZAKHSTAN	Tamservice Ltd.	100
KOREA	Suh Jun Trading Co.	70
	Walter Korea Ltd.	90
MALAYSIA	Sandvik Malaysia Sdn. Bhd.	100
	Sandvik Rock Processing (Malaysia) Sdn. Bhd.	100
MEXICO	Sandvik de México S.A. de C.V.	100
	Tamrock de México S.A. de C.V.	100
	Valenite de México S.A. de C.V.	100
NETHERLANDS	Dormer Tools B.V.	100
	Sandvik Process Systems B.V.	100
NEW ZEALAND	Sandvik New Zealand Ltd.	100
NORWAY	Sandvik Norge A/S	100
	Sandvik Tamrock A/S	100
PHILIPPINES	Sandvik Philippines Inc.	100
	Sandvik Tamrock Philippines Inc.	100
POLAND	Walter Polska Sp. z.o.o.	94
	Voest-Alpine Technika Tunelowa i Górnicza Sp. z o.o.	100
ROMANIA	Sandvik SRL	100
RUSSIA	Sandvik-MKTC OAO	98
SINGAPORE	Kanthal Electroheat Pte. Ltd.	100
	Sandvik South East Asia Pte. Ltd.	100
	Sandvik Tamrock South East Asia Pte. Ltd.	100
	Sandvik Treasury (Far East) Pte. Ltd.	100
	Walter Singapore Pte. Ltd.	94
SLOVENIA	Sandvik d.o.o.	100
SOUTH AFRICA	Sandvik (Pty) Ltd.	100
	Sandvik Tamrock South Africa (Pty) Ltd.	100
	Voest Alpine Mining & Tunneling Pty. Ltd.	100
SPAIN	Safety Iberica Metal Duro S.A.	100
	Sandvik Española S.A.	100
	Walter Tecno UTIL S.A.	57
SWITZERLAND	Sandvik Handel (Schweiz) AG	100
	Sansafe AG	100
	Santrade Ltd.	100
	Walter (Schweiz) AG	94
TAIWAN	Sandvik Hard Materials Taiwan Pty. Ltd.	100
	Sandvik Taiwan Ltd.	100
TANZANIA	Sandvik Tamrock Tanzania Ltd.	100
THAILAND	Sandvik Thailand Ltd.	100
UK	Dormer Tools Ltd.	100
	Dormer Tools (Sheffield) Ltd.	100
	Eimco Great Britain Ltd.	100
	Kanthal Ltd.	100
	Osprey Metals Ltd.	100
	Prototyp UK Ltd.	100
	RGB Stainless Ltd.	100
	Safety Cutting Tools UK Ltd.	100
	Sandvik Ltd.	100
	Sandvik Process Systems Ltd.	100
	Sandvik Steel Ltd.	100
	Titex Tools Ltd.	100
	Walter GB Ltd.	94
UKRAINE	Sandvik Ukraine	100
US	Dormer Tools Inc.	100
	Driltech Mission LLC	100
	Eimco LLC	100
	The Kanthal Corporation	100
	MRL Industries Inc.	100
	Pennsylvania Extruded Tube Co.	70
	Precision Twist Drill Co.	100
	Sandvik Inc.	100
	Sandvik MGT LLC	100
	Sandvik Process Systems Inc.	100
	Sandvik Sorting Systems Inc.	100
	Sandvik Special Metals Corp.	100
	Sandvik Tamrock LLC	100
	Titex Tools Inc.	100
	Valenite Inc.	100
	Walter Grinders Inc.	94
	Walter Waukesha Inc.	94
ZAMBIA	Sandvik Tamrock Zambia Ltd.	60

1) Unless otherwise indicated, ownership percentage pertains to capital, which also corresponds to percentage of voting rights for the total number of shares.
2) Share of voting rights, 90%.

NOTE 17. SHARES IN GROUP COMPANIES (cont.)

	PARENT COMPANY	
	2002	2001
Accumulated acquisition value		
At beginning of the year	6 722	6 605
Additions	29	54
Capital contribution	25	13
New share issues	0	72
Divestments	0	-22
	6 776	6 722
Accumulated write-downs		
At beginning of the year	-301	-288
Write-downs during the year	-164	-13
	-465	-301
Net book value at end of the year	6 311	6 421

NOTE 18. PARTICIPATIONS IN ASSOCIATED COMPANIES

	GROUP	
	2002	2001
Accumulated share of equity		
At beginning of the year	359	330
Reclassifications	3	1
Additions	2	-
Share of profits after net financial items of associated companies	149	62
Share of taxes of associated companies	-37	-19
Less dividends received	-27	-24
Translation differences during the year	-10	9
Share of equity at end of the year	439	359

Specification of Parent Company's and Group's holdings of shares and participations in associated companies

According to the Balance Sheet at 31 December 2002, company, location		Corp. reg. no.	No. of shares	Holding, % [1]	Group share of equity SEK M	Book value SEK '000
Owned directly by Sandvik AB						
SWEDEN	Balzers Sandvik Coating AB, Stockholm	556098-1333	56 840	49	10.2	3 819
	Wassara AB, Stockholm	556331-8566	6 000	30	2.6	4 000
FRANCE	Eurotungstène Poudre S.A.		112 353	49	105.0	7 737
					117.8	15 556
Owned indirectly by Sandvik AB						
SWEDEN	AvestaPolarit Stainless Tube AB, Fagersta	556057-8592	150 000	16.7	106.3	
	Fagersta Stainless AB, Fagersta	556051-6881	400 000	50	158.9	
	Wassara AB, Stockholm	556331-8566	3 000	15	1.6	
	Owned by Seco Tools				9.0	
INDIA	Eimco Elecon India			25	31.2	
UK	Caterpillar Impact Products Ltd.		400	40	13.7	
					320.7	
Total					438.5	

1) Pertains to share of votes, which also corresponds to share of capital unless otherwise stated.

NOTE 19. OTHER INVESTMENTS HELD AS FIXED ASSETS

	GROUP	
	2002	2001
Indirectly owned		
Other shares and participations, Sweden	19	19
Other shares and participations, foreign	38	901 *
Total	57	920

* Other foreign shares and participations pertain mainly to the shareholding in Walter AG acquired at the end of December 2001. Additional shares were acquired in 2002 and the company is now a consolidated subsidiary.

NOTE 20. INVENTORIES

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
Raw materials and consumables	3 051	3 164	803	847
Work in progress	2 889	2 834	1 015	1 036
Finished goods	6 909	6 955	914	1 055
Total	12 849	12 953	2 732	2 938

NOTE 21. LIQUID ASSETS AND SHORT-TERM INVESTMENTS

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
Cash and bank balances	1 928	2 038	90	38
Short-term investments	247	220	9	43
Total	2 175	2 258	99	81

NOTE 22. SHARE CAPITAL

	2002	2001
Total number of shares at SEK 6 par value	258 709 350	258 697 100

Each share has one vote and carries equal rights to participate in the profits and net assets of the Company. With regard to convertibles, refer to separate note.

The Sandvik share is listed on Stockholmsbörsen and in Helsinki and London. Shares can also be traded in the US in the form of American Depositary Receipts (ADR).

NOTE 23. CHANGES IN SHAREHOLDERS' EQUITY

Group	Share capital	Restricted reserves	Unrestricted reserves	Net profit for the year	Total
Reported at the end of 2001	1 552	8 113	10 619	3 688	23 972
Translation differences due to changed currency rates 2002	-	-	-1 602	-	-1 602
Appropriation of prior year net profit	-	-	3 688	-3 688	0
Dividend paid	-	-	-2 380	-	-2 380
Own shares acquired	-	-	-229	-	-229
New issue in conjunction with loan conversions	-	3	-	-	3
Change due to revaluations	-	5	-	-	5
Unappropriated earnings of associated companies	-	73	-73	-	0
Other movements between unrestricted and restricted shareholders' equity	-	-906	906	-	0
Net profit for the year	-	-	-	3 436	3 436
Reported at the end of 2002	1 552	7 288	10 929	3 436	23 205

Restricted reserves include equity method reserves amounting to SEK 338 M.
Appropriations to restricted reserves, as proposed by subsidiary boards, reduce unrestricted Group equity by SEK 15 M.

Parent Company	Share capital	Share premium reserve	Legal reserve	Retained earnings	Net profit for the year	Total
Reported at the end of 2001	1 552	20	297	8 408	1 509	11 786
Appropriation of prior year net profit	-	-	-	1 509	-1 509	0
Dividend paid	-	-	-	-2 380	-	-2 380
New issue in conjunction with loan conversion	0	3	-	-	-	3
Own shares acquired	-	-	-	-229	-	-229
Group contributions, gross	-	-	-	-545	-	-545
Group contributions, tax effects	-	-	-	153	-	153
Net profit for the year	-	-	-	-	1 092	1 092
Reported at the end of 2002	1 552	23	297	6 916	1 092	9 880

NOTE 24. PARENT COMPANY'S ACCELERATED DEPRECIATION

	Land and buildings	Plant and machinery	Equipment tools, fittings and fixtures	Patents and similar rights	Total
Reported at the end of 2001	10	1 571	170	-	1 751
Current year's accelerated depreciation	0	92	-9	-	83
Reported at the end of 2002	10	1 663	161	-	1 834

NOTE 25. PARENT COMPANY'S OTHER UNTAXED RESERVES

	Tax allocation reserves	Other untaxed reserves	Total
Reported at the end of 2001	1 222	13	1 235
Change during the year	44	-3	41
Reported at the end of 2002	1 266	10	1 276

NOTE 26. PROVISION FOR PENSIONS

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
Swedish PRI pension plan	-	6	-	0
Other pensions	2 044	1 758	94	50
Total	2 044	1 764	94	50

As from August 2001, the Parent Company's PRI pension commitments are secured by plan assets in Sandvik's own pension foundation, the Sandvik Pension Foundation in Sweden. Assets in this foundation amounted at year-end to SEK 1,213 M, which was SEK 17 M over and above the capital value of the corresponding pension commitments.

Also see Note 35 pertaining to the implementation of the Swedish Financial Accounting Standards Council's standard RR29 Employee Benefits as of 1 January 2003.

NOTE 27. OTHER PROVISIONS

Group	Provisions for guarantees	Provisions for restructuring measures	Personnel-related provisions	Other provisions	Total
Reported at the end of 2001	251	535	20	418	1 224
Provisions during the year	115	345 *	87	188	735
Provisions utilized during the year	-82	-483	-49	-61	-675
Unutilized provisions reversed during the year	-20	-1	-12	-68	-101
Translation differences during the year	-14	-12	-10	-20	-56
Reported at the end of 2002	250	384	36	457	1 127
Parent Company					
Reported at the end of 2001	27	-	-	-	27
Provisions during the year	1	72	-	9	82
Provisions utilized during the year	-1	-	-	-	-1
Unutilized provisions reversed during the year	-1	-	-	-	-1
Reported at the end of 2002	26	72	-	9	107

* of which, SEK 25 M in restructuring provisions taken into account in the acquisition of Valenite.

NOTE 28. INTEREST-BEARING LIABILITIES

Maturity after balance sheet date

	GROUP				PARENT COMPANY			
	Within one year	2–5 yrs	After five years	Total	Within one year	2–5 yrs	After five years	Total
Loans from financial institutions	6 281	1 157	435	7 873	456	363	0	819
Loans from Group companies	-	-	-	-	2 518	111	0	2 629
Convertible debenture loans	-	1 022	-	1 022	-	952	-	952
Bond loans	-	1 276	736	2 012	-	1 200	544	1 744
Other loans	458	153	48	659	136	-	-	136
Total	6 739	3 608	1 219	11 566	3 110	2 626	544	6 280

In addition, at year-end there were unutilized credit facilities amounting to SEK 10,111 M. SEK 3,789 M of the available commercial paper program of SEK 6,294 M was utilized at year-end.

Assets pledged for loans from financial institutions

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
Real-estate mortgages	74	171	-	-
Chattel mortgages	125	107	-	-
Total	199	278	-	-

NOTE 29. CONVERTIBLE DEBENTURE LOANS

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
Loan amount outstanding	1 022	1 024	952	955

The term of the convertible debenture loan in the Parent Company is from 2 July 1999 through 30 June 2004. Conversion to new shares may be requested during the period 2 July 2001 – 31 May 2004. The conversion price is SEK 219. The convertible loan carries annual interest corresponding to STIBOR less 0.75 percentage points. Conversions during the year amount to SEK 2.6 M. The outstanding amount of the loan is SEK 952 M.

Seco Tools AB has issued a convertible debenture loan with a term from 30 June 1999 through 30 May 2004. Conversion to new B shares may be requested during the period 1 February 2001 – 30 April 2004. The conversion price is SEK 254. The convertible loan carries annual interest corresponding to STIBOR less 0.75 percentage points. The outstanding amount of the loan is SEK 70 M.

NOTE 30. NON-INTEREST-BEARING LIABILITIES

Maturity after balance sheet date

	GROUP	PARENT COMPANY
Within one year	8 188	2 398
Within 2–5 years	172	9
After 5 years	33	0
Total	8 393	2 407

NOTE 31. ACCRUED EXPENSES AND DEFERRED INCOME

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
Personnel related	2 144	2 086	775	944
Other	1 445	1 495	183	203
Total	3 589	3 581	958	1 147

NOTE 32. CONTINGENT LIABILITIES

	GROUP		PARENT COMPANY	
	2002	2001	2002	2001
Bills discounted	67	88	-	-
Pension commitments not reported under provisions for pensions	-	51	-	-
Other surety undertakings and contingent liabilities	605	683	7 172	7 537
Total	672	822	7 172	7 537
of which, for subsidiaries			7 035	7 410

NOTE 33. EXCHANGE RATE DIFFERENCES AND CASH-FLOW HEDGES

	GROUP	
	2002	2001
Exchange rate differences in earnings		
Reported under operating profit	54	-5
Reported under financial items	-7	6
Total	47	1

Translation differences reported in shareholders' equity

Accumulated translation differences for each foreign operation were not registered prior to 1999, nor was it considered practicable to produce them retroactively. Accordingly, accumulated translation differences pertain to currency movements from and including the 1999 fiscal year.

Accumulated positive translation differences reported in shareholders' equity	82	1 684

Cash-flow hedges

Through buying and selling currencies forward, the Group to a certain extent hedges the value of future payments in foreign currencies. At the end of 2002, these hedging contracts covered the net flow for a period of three months, of which one third pertained to contracted flows and two thirds to forecast transactions.

At the end of 2002, the hedging contracts' coverage period in relation to the expected cash flow for the most significant currencies was as follows:

	No. of months' flow hedged
AUD	4
EUR	1.5
GBP	3
JPY	5
USD	8

Unrealized exchange gains, not included in reported profits in 2002, amounted to SEK 40 M.

NOTE 34. SUPPLEMENTARY INFORMATION TO THE GROUP'S CASH-FLOW STATEMENT

	GROUP
Adjustment for items not included in cash flow, etc.	
Capital gains/losses	-4
Unappropriated results of associated companies	-122
Other	-49
	-175
Interest payments	
Interest payments included in cash flow from operating activities	
Interest received	20
Interest paid	-566
Acquisition and divestment of subsidiaries	
Purchase consideration (paid in the form of liquid funds)	
Acquired subsidiaries	2 709
Divested subsidiaries	3
Liquid funds	
Acquired subsidiaries	139
Divested subsidiaries	7

Other more significant assets and liabilities

	Acquired subsidiaries	Divested subsidiaries
Fixed assets	1 242	4
Inventories	1 072	2
Operating receivables	1 006	1
Provisions	477	-
Operating liabilities	561	-
Other liabilities	717	-

NOTE 35. TRANSITION IN 2003 TO RR29 EMPLOYEE BENEFITS

Sandvik has defined-benefit pension plans in most of the countries in which the company has significant operations. In the US, the Group also has commitments for post-retirement healthcare benefits. As from 2003, Sandvik applies in its consolidated accounts the Swedish Financial Accounting Standards Council's standard RR29 Employee Benefits. The rules are based on IAS 19. Previously, pensions and post-retirement benefits were reported in accordance with the local rules in each country.

The net value of pension commitments at 1 January 2003 in accordance with RR29 is shown below.

	Fully or partially funded plans	Unfunded plans	Total
Present value of pension obligations	8 269	1 894	10 163
Less market value of plan assets	-6 602	-	-6 602
Pension plans in accordance with local rules	-	94	94
Provisions for pensions, 1 January 2003, in accordance with RR29	1 667	1 988	3 655
Reported pension liability 31 December 2002 in accordance with local rules	182	1 862	2 044
Increased pension liability in transition to RR29	1 485	126	1 611

In calculating the obligations, the following actuarial assumptions were applied (weighted average) at 1 January 2003:

	%
Discount rate	5.5
Expected return on plan assets	6.2
Future salary increases	3.4
Future pension increases	2.0
Healthcare cost trend rate	9.0

Proposed appropriation of profits

The Board of Directors and President propose that the profits brought forward from the preceding year	6 915 931 991
and the profit for the year	1 091 925 129
SEK	8 007 857 120
be appropriated as follows:	
a dividend of SEK 10.00 per share	2 500 123 500*
profit carried forward	5 507 733 620
SEK	8 007 857 120

* The total dividend amount may change up to the record day as a result of further acquisitions of own shares.

Sandviken, 10 February 2003

Clas Åke Hedström
Chairman

Bo Boström	Georg Ehrnrooth	Per-Olof Eriksson
Göran Lindstedt	Arne Mårtensson	Lars Nyberg
Anders Nyrén	Mauritz Sahlin	Lars Pettersson President

Auditors' Report

To the Annual General Meeting of Sandvik Aktiebolag; (publ)
Corporate registration number 556000-3468

We have audited the annual accounts and the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Sandvik Aktiebolag for the year 2002. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Swedish Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act, and, thereby, give a true and fair view of the Company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the Annual General Meeting of shareholders that the income statements and the balance sheets of the Parent Company and the Group be adopted, that the profit of the Parent Company be dealt with in accordance with the proposal in the Report of the Directors and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Sandviken, 5 March 2003

Bernhard Öhrn Authorized Public Accountant	Lars Svantemark Authorized Public Accountant



Clas Åke Hedström — Lars Pettersson

Directors and Auditors

DIRECTORS

Clas Åke Hedström, Chairman, Sandviken, b. 1939. Vice Chairman of Scania AB. Director of AB SKF and board member of the Association of Swedish Engineering Industries. Director of Sandvik AB since 1994 and Chairman of the Board since 2002. Sandvik shares: 25,739, options 86,000, convertible debentures corresponding to 750 shares.

Lars Pettersson, Sandviken, b. 1954. President and Chief Executive Officer of Sandvik AB. Director of Sandvik AB since 2002. Sandvik shares: 466, options 67,000, convertible debentures corresponding to 750 shares.

Per-Olof Eriksson, Sandviken, b. 1938. Chairman of the Board of SAPA AB, Swedish National Grid, Thermia AB, and Odlander, Fredrikson & Co. Director of Svenska Handelsbanken, Preem Petroleum AB, SSAB Svenskt Stål AB, AB Volvo, AB Custos, Skanska AB and Assa Abloy AB. Member of the Royal Academy of Engineering Sciences (IVA). Director of Sandvik AB since 1984. Sandvik shares: 100,000.

Mauritz Sahlin, Gothenburg, b. 1935. Chairman of the Board of Air Liquide AB, Beijer Elektronik AB, Chalmers AB, FlexLink AB, IMEGO AB, and Universeum AB. Director of BILLES AB, Mando AB, and Vostok Oil. Director of Sandvik AB since 1993. Sandvik shares: 5,000.

Georg Ehrnrooth, Helsinki, b. 1940. Chairman of the Board of Assa Abloy AB and Pensionsförsäkringsbolaget Varma-Sampo. Vice Chairman of Rautaruuki Oyj. Director of Sampo Oyj, Wärtsilä Oyj Abp, Oy Karl Fazer Ab, and Nokia Oyj. Director of Sandvik AB since 1997. Sandvik shares: 6,000.

Arne Mårtensson, Djursholm, b. 1951. Chairman of the Board of Svenska Handelsbanken. Director of Holmen AB, AB Industrivärden, Skanska AB, V&S Vin & Sprit AB, Swedish ICC, Industry and Commerce Stock Exchange Committee, Stockholm School of Economics Advisory Board (Chairman), and International Business Council of the World Economic Forum. Director of Sandvik AB since 1999. Sandvik shares: 500.

Lars Nyberg, Dayton, Ohio, US, b 1951. Chairman of the Board and CEO of NCR Corporation, US. Director of Snap-On. Director of Sandvik AB since 1999. Sandvik shares: 1,000.



Arne Mårtensson



Lars Nyberg



Anders Nyrén


Per-Olof Eriksson


Mauritz Sahlin


Georg Ehrnrooth

Anders Nyrén, Bromma, b. 1954. President and Chief Executive Officer of AB Industrivärden. Vice Chairman of Svenska Handelsbanken. Director of SCA, Skanska AB, and Ernströmgruppen. Director of Sandvik AB since 2002. Sandvik shares: 500.

Bo Boström, Åshammar, b. 1949. Chairman, AB Sandvik Materials Technology Union Committee, Metal Workers' Union, Sandviken. Director of Sandvik AB since 1988 (Employee representative). Sandvik shares: 540, convertible debentures corresponding to 500 shares.

Göran Lindstedt, Sandviken, b. 1942. Chairman, Sandvik AB Union Committee, Industrial Salaried Employees' Association. Director of Sandvik AB since 1989 (Employee representative). Sandvik shares: 297, convertible debentures corresponding to 750 shares.

DEPUTY DIRECTORS

Birgitta Karlsson, Stocksund, b. 1952. Union Committee, Association of Graduate Engineers, Sandvik Västberga, Stockholm. Director of Sandvik AB since 1998 (Employee representative). Sandvik shares: 773, convertible debentures corresponding to 750 shares.

Bo Westin, Köping, b. 1950. Chairman Union Committee, Metal Workers' Union, Sandvik Smith AB, Köping. Director of Sandvik AB since 1999 (Employee representative). Sandvik shares: 63, convertible debentures corresponding to 750 shares.

AUDITORS

Bernhard Öhrn, Stockholm, Authorized Public Accountant
Lars Svantemark, Stockholm, Authorized Public Accountant

DEPUTY AUDITORS

Åke Näsman, Stockholm, Authorized Public Accountant
Peter Markborn, Stockholm, Authorized Public Accountant

Information as of 1 March 2003


Bo Boström


Göran Lindstedt


Birgitta Karlsson


Bo Westin


Lars Pettersson


Peter Larson


Tom Erixon

Group Executive Management and Group Staffs

Lars Pettersson, President and Chief Executive Officer. B. 1954, M.Sc. Eng., employed since 1979.

Peter Larson, Executive Vice President. B.1949, MBA, employed 1981–84, and since 1997.

Tom Erixon, Group Vice President, Business Development and IT. B. 1960, BL and MBA, employed since 2001.

Anders Thelin, President of Sandvik Tooling Business Area. B. 1950, M.Sc. Eng., employed since 1976.

Anders Ilstam, President of Sandvik Mining and Construction Business Area. B. 1941, A.E., employed since 1993.

Peter Gossas, President of Sandvik Materials Technology Business Area and member of Group Executive Management from 1 January 2003. B. 1949, M.Sc. Eng., employed since 2001.

GROUP STAFFS

Advertising and Identity, Björn Jonson

Auditing and Special Projects, Anders Vrethem

Business Development and IT, Tom Erixon

Communications, Heléne Gunnarson

Finance, Anders Edwardsson

Human Resources, Rune Nyberg

(until 6 June 2003, also member of Group Executive Management)

Intellectual Property, Lennart Tâquist

Legal Affairs, Bo Severin

Taxes and Financial Projects, Thomas B. Hjelm

Technology, Hans Mårtensson

Treasury, Gunnar Båtelsson


Anders Thelin


Anders Ilstam


Peter Gossas


Heléne Gunnarson

Annual General Meeting

The Annual General Meeting will be held at Jernvallen in Sandviken on Monday, 5 May 2003, at 18:00.

Shareholders wishing to attend the Meeting must notify the Board either by letter addressed to Sandvik AB, Legal Affairs, SE-811 81 Sandviken, or by telefax +46(0)26-26 10 86, or by telephone +46(0)26-26 09 40 between 09:00 and 16:00 or via Internet on the Group's website (www.sandvik.com). Notification must reach Sandvik AB not later than 15:00 on 28 April 2003. In order to qualify for attendance, shareholders must also have been entered in the Share Register kept by VPC AB not later than 25 April 2003. Shareholders whose shares are registered as held in trust must have them temporarily re-registered with the VPC in their own names not later than 25 April 2003 to establish their right to attend the Meeting.

When making notification of intent to attend the Meeting, please state your name, personal or organization number, address and telephone number as well as any assistants. If you plan to be represented at the Meeting by proxy, such notice must be made known to Sandvik AB prior to the Meeting.

Payment of dividend

The Board and the President recommend that the Meeting declare a dividend of SEK 10.00 per share for 2002.

The proposed record date is 8 May 2003. If this proposal is adopted by the Meeting, it is expected that dividends will be ready for remittance by 13 May 2003. Dividends will be sent to those who, on the record date, are entered in the Share Register or on the separate List of Assignees, etc. Dividends will be remitted from VPC. To facilitate the distribution, shareholders who have moved should report their change of address to their bank in good time before the record day.

Financial information 2003/2004

First-Quarter Report	5 May 2003
Semi-Annual Report	5 August 2003
Third-Quarter Report	30 October 2003
Report on Operations in 2003	February 2004
Annual Report for 2003	April 2004
Annual General Meeting	6 May 2004

Financial information can be ordered from Sandvik AB, Group Communications, SE-811 81 Sandviken, Sweden
Tel. +46 (0)26-26 10 47
Fax. +46 (0)26-26 10 43

www.sandvik.com

Key figures

	2002	2001	2000	1999	1998
Invoiced sales, SEK M	48 700	48 900	43 750	39 300	42 400
Profit after financial items, SEK M	5 063	5 606	5 804	5 465	3 935
as % of invoicing	10	11	13	14	9
Net profit for the year, SEK M	3 436	3 688	3 712	3 620	2 095
Shareholders' equity, SEK M	23 205	23 972	23 019	20 109	18 621
Equity ratio, %	48	50	55	52	47
Net debt/equity ratio, times	0.5	0.4	0.3	0.3	0.4
Rate of capital turnover, %	97	102	104	95	104
Liquid assets, SEK M	2 175	2 258	2 097	2 369	1 800
Return on shareholders' equity, %	14.9	15.5	17.3	12.4*	11.9
Return on capital employed, %	15.4	17.4	20.3	15.1*	16.3
Investment in property, plant and equipment, SEK M	2 357	2 627	2 087	1 875	2 811
Total investments, SEK M	5 066	4 083	2 670	2 233	3 202
Cash flow from operating activities, SEK M	7 190	5 093	4 476	3 394	3 919
Cash flow, SEK M	48	73	-334	577	-791
Number of employees, 31 December	37 388	34 848	34 742	33 870	37 520

* Excluding items affecting comparability

PER-SHARE DATA, SEK

	2002	2001	2000	1999	1998
Earnings [1]	13.70	14.40	14.30	14.00	8.10
Earnings after dilution [2]	13.50	14.30	14.10	13.90	8.10
Shareholders' equity	92.80	95.50	89.00	77.70	72.00
Dividend (2002: proposed)	10.00	9.50	9.00	8.00	7.00
Direct return [3], %	5.2	4.2	4.0	3.0	5.0
Pay-out percentage [4], %	73	66	63	57	86
Quoted prices, highest	262	244	309	282	252
lowest	188	176	180	137	134
year-end	195	225	227	268	141
No. of shares at year-end, millions	250.0	251.0	258.7	258.7	258.7
Average no. of shares, millions	250.5	255.5	258.7	258.7	258.7
Beta [5]	0.55	0.66	0.58	0.81	0.94
P/E ratio [6]	14.2	15.6	15.9	19.1	17.4
Quoted price, % of shareholders' equity [7]	209	235	255	344	196

Notes:
1) Net profit for the year per share.
2) Net profit for the year per share after dilution for outstanding convertible program.
3) Dividend divided by the quoted price at year-end.
4) Dividend divided by earnings per share.
5) Beta value shows the volatility of the share price compared with Stockholmsbörsen (Stockholm Exchange) in its entirety. Based on AFGX (Affärsvärlden's General Index) 48-month values.
6) Market price of share at year-end in relation to earnings per share.
7) Market price of share at year-end, as a percentage of reported shareholders' equity per share.

Additional definitions, page 50.

DEVELOPMENT BY BUSINESS AREA

	INVOICED SALES			OPERATING PROFIT					
	2002	2001	2000	2002		2001		2000	
	SEK M	SEK M	SEK M	SEK M	%	SEK M	%	SEK M	%
Sandvik Tooling	17 840	16 561	15 507	2 711	15	2 964*	18	3 135	20
Sandvik Mining and Construction	13 842	13 501	10 184	1 477	11	1 348	10	1 073	11
Sandvik Materials Technology	12 970	14 528	14 209	1 182	9	1 281	9	980	7
Seco Tools	4 017	4 259	3 785	689	17	787	18	740	20

* Including capital gain of SEK 340 M on sale of Procera-Sandvik.

SANDVIK